UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
AMENDMENT NO. 6 TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

OSAGE EXPLORATION AND DEVELOPMENT, INC.
(Name of Small Business Issuer in its charter)

Delaware	0-52718	26-0421736
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

888 Prospect Street
Suite 210
La Jolla, CA 92037
(Address of principal executive offices)

(858) 551-0194
(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.0001
(Title of class)

ii

PART F/S

Index to Financial Statements	25

PART III

Index to Exhibits	26

Signatures	27

iii

Item 1. Description of Business

Business Development

We were organized September 9, 2004 as Osage Energy Company, LLC, an Oklahoma limited liability company. On April 24, 2006 we merged with a non-reporting Nevada corporation trading on the pink sheets Kachina Gold Corporation, which was the entity that survived the merger, through the issuance of 10,000,000 shares of our Common Stock. The financial records of the company prior to the merger are those of Osage Energy Company, LLC.

The Nevada corporation had been incorporated under the laws of Canada on February 24, 2003 as First Mediterranean Gold Resources, Inc. The domicile of the company was changed to the State of Nevada on May 11, 2004. On May 24, 2004, the name of the company was changed to Advantage Opportunity Corp. On March 4, 2005, the company changed its name to Kachina Gold Corporation. On April 24, 2006 Kachina Gold Corporation merged with Osage Energy Company, LLC, and on May 15, 2006 changed its name to Osage Energy Corporation. On July 2, 2007, the domicile of the company was changed to the State of Delaware and in connection therewith the name of the company was changed to Osage Exploration and Development, Inc.

Business of Issuer

We are an exploration and production oil and natural gas company with proved reserves and existing production. We are headquartered in La Jolla, California with a field office in Oklahoma City, Oklahoma. In 2005 we purchased 100 percent of the working interest in certain producing oil and natural gas leases located in Osage County, Oklahoma, referred to herein as the Osage Property, which property consists of twenty three wells, ten of which are producing wells, on 480 acres from Conquest Exploration Company, LLC and Esso Oil Company of Oklahoma for a total consideration of $103,177. Our agreement with Esso, which owned 6.25% of Osage, prior to our purchase, was an oral agreement that was not reduced to writing. As such, Esso could dispute the sale term and third parties may challenge our ownership which would challenge our ability to enforce our rights to the portion purchased from Esso. If Esso challenges the sale, we may be required to retroactively provide Esso with 6.25% of our proceeds received from the sale of oil since 2005 (approximately $17,941 through the quarter ended September 30, 2007) as well as may be required to provide Esso with 6.25% of any future proceeds received from sale of oil in this property. In addition, third parties, including regulatory or governmental bodies may challenge our ownership and/or rights in our Osage property. Management does not believe that there is a material risk that Esso would dispute the sale term. We operate this property and have begun a secondary recovery program to increase current production. The interest in the Osage property is held by Osage Energy Company, LLC, our wholly owned subsidiary.

In June 2007, we entered into an agreement (the “Agreement”) with Gold Oil, Plc (“Gold”) and Empesa Petrolera de Servicios y Asesorias, S.A. (“Empesa), whereby we farmed-in to the approximately 165 square mile Rosablanca concession in Colombia awarded by the Agencia Nacional de Hidrocarburos (“ANH”) to Gold in June, 2007. We based our decision to pursue the Rosablanca project based on the seismic data generated by the ANH that revealed multiple target opportunities. Under the Agreement, we are considered the operators of the concession and will pay all costs associated with drilling and testing of the first well on the Rosablanca project. Revenues generated from the first well will be allocated 50% to us, 40% to Gold and 10% to Empesa. On each additional well, we will contribute 50% of the costs, Gold will contribute 40% of the costs and Empesa will contribute 10% of the costs. Revenues will be allocated according to the above percentages. If any party doesn’t contribute its share of the costs, its revenue interest will automatically be transferred to the party that provides the capital. In August 2007, we (i) paid $1,200,000 to Gold representing the funds that Gold had previously issued to a trust established by the ANH to use for drilling the first well for the Rosablanaca concession and (ii) issued a letter of credit in the amount of $144,000 for the benefit of Gold’s bank in Colombia representing the guarantee required by the ANH. We anticipate that the total cost of drilling the first well to be approximately $2,500,000 to $3,000,000, of which $1,200,000 has already been deposited in trust with the ANH to be used for the first well. If we do not complete drilling and testing of the first well by July 3, 2008, and we do not receive extensions from the ANH, we may lose our entire interest in the concession and the $144,000 letter of credit we previously issued. However, we would be entitled to receive the balance of the $1,200,000 deposit that we have in trust with the ANH. After drilling the first well, we are required to provide the ANH with a budget and program for drilling successive wells. The concession with the ANH shall remain in effect as long as we meet our time obligations to drill each well that we present to the ANH. We anticipate that we will need to raise additional capital to complete the first well. We intend to focus most of our management and capital resources towards the Rosablanca project as well as other opportunities in Colombia.

In January 2006, we placed a deposit totaling $82,000 on approximately 85 percent of the working interest of a natural gas property consisting of 640 acres located in Hansford County, Texas owned by Pearl Resources Corp. The original agreement was signed by Mr. Volk, our previous President and CEO, without clear indication that it was entered into on our behalf of the Company. We have, however, received a letter from Mr. Volk acknowledging that the original agreement was for the benefit of the Company and that he has never had title to the property or any ownership or rights with respect to the property. Management does not believe there is a material risk as to the ownership of the property. The agreement was amended in March 2007 stipulating that unless the Company acquires a contiguous lease by June 1, 2007 for $48,000, a second another contiguous lease by August 1, 2007 for $80,000 and place $445,180 in escrow for drilling and completing the first well with actual commencement of drilling prior to September 15, 2007, the seller has the right to refund 90% of all payments received and void the agreement. In September 2007, the seller provided us with an extension until June 30, 2008 to fulfill all of our obligations under the agreement. Until we raise additional capital, we do not anticipate further investments in this project and as such, the agreement may be voided by the seller at any time after June 30, 2008.

We anticipate that we will need to raise approximately $5,000,000 to provide the cash requirements needed for our planned operations in Colombia, Oklahoma and Texas during the next twelve months. Should we not be able to raise the entire sum, our operations would be proportionately reduced. At present, our Osage County, Oklahoma production is sufficient to continue our secondary recovery operations there and our administrative overhead but insufficient to commence drilling the first well in Colombia or commencing operations on our Hansford County, Texas properties.

Distribution Methods

We distribute all of the oil that we produce in Oklahoma through one customer, Sunoco, Inc. We do not have a written agreement with Sunoco. Sunoco picks up oil from our tanks and pays us according to market prices at the time the oil is picked up at our tanks. There is significant demand for oil and there are several companies in our area that purchase oil from small oil producers.

We presently have no production of natural gas. Should we acquire production of natural gas, we will seek to enter into distribution agreements that would provide for us to tap into the distribution line of a gas distribution company, and we would be paid for our gas at the market price at the time of delivery less any transportation charge from the gas transmission company. These charges can range widely from 5 percent to 30 percent or more of the market value of the gas depending on the availability of competition and other factors.

Competitive Business Conditions

Because of historic high prices for oil and gas, there are many companies competing for the leasehold rights to good oil and gas prospects. And, because so many companies are again exploring for oil and gas, there is a shortage of equipment available to do drilling and workover projects. As many of our competitors are much larger and better financed, we are at a disadvantage when we compete for leaseholds and equipment, both domestically and in Colombia.

Source and Availability of Raw Materials

We have no significant raw materials. However, we make use of numerous oil field service companies in the drilling or workover of wells. We currently only operate in Oklahoma, where there are numerous oil field service companies.

Dependence on One or a Few Customers

There is a ready market for the sale of crude oil or natural gas. We currently sell all our production to one customer, Sunoco, Inc. However, we believe we could sell our production to many different local purchasers, most of whom pay similar prices that vary with the international spot market prices.

Patents, Trademarks, Royalties, Etc.

We have no patents, trademarks, licenses, concessions, or labor contracts. Currently, we only pay royalties on our Osage property. We pay monthly royalties of 18.75 percent of oil and gas sales, net of taxes, to the Osage Nation. . If our production increases to more than 100 barrels of oil per producing well per day, the royalty will increase to 20.0%. The leases do not expire, and royalties are owed as long as there is production on the property.

Government Approvals

We are required to get approval from the Oklahoma Corporation Commission and the Texas Railroad Commission before work can begin on any well in their State and before production can be sold. We have all of the required permits on the properties currently in operation.

Existing or Probable Governmental Regulations

We currently are active in the state of Oklahoma and in the country of Colombia. Developing and operating oil and gas properties is highly regulated by the States. In some areas of exploration and production, the United States government or a foreign government regulates the industry.

Regulations, whether State or Federal or International, control numerous aspects of drilling and operating oil and gas wells, including the care of the environment, the safety of the workers and the public, and the relations with the owners and occupiers of the surface lands within or near the leasehold acreage. The effect of these regulations, whether State or Federal or International, is invariably to increase the cost of operations.

The costs of complying with the state regulations include a permit for drilling a well before beginning a project. Other compliance matters have to do with keeping the property free of oil spills and the plugging of wells when they no longer produce. If oil spills are not cleaned up on a timely basis fines can range from a few dollars to as high as several thousand dollars. We utilize consultants and independent contractors to visit our properties in Oklahoma on a regular basis to be certain there are no mishaps which are not corrected promptly. The other significant cost of compliance with state regulations is the plugging of wells after their useful life. In most instances, there is pumping equipment and pipe which can be salvaged to offset most if not all of that cost. Plugging a well consists of pumping cement into the well bore sufficient to prevent any oil and gas zone from ever leaking and contaminating the fresh water supply.

Costs and Effects of Compliance with Environmental Laws

There is a cost in complying with environmental laws that is associated with each well that is drilled or operated, which cost is added to the cost of the operation. Each well will have an additional cost associated with plugging and abandoning the well when it is no longer commercially viable. The estimated costs of dismantlement and abandonment of depleted wells on our Oklahoma property are estimated to be approximately $92,000. As of September 30, 2007, we have not incurred any dismantlement and abandonment costs. However, we believe that the salvage value of the equipment on the wells will be sufficient in amount to cover any such costs.

Number of Employees

We currently have three full-time employees, Kim Bradford, our CEO, President, Greg Franklin, our Chief Geologist and Ran Furman, Chief Financial Officer and Secretary.

Periodic Reports and Available Information

We are filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. The effectiveness of this registration statement subjects us to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

We will electronically file with the Commission the following periodic reports:

•	Annual reports on Form 10-KSB;

•	Quarterly reports on Form 10-QSB;

•	Periodic reports on Form 8-K;

•	Annual proxy statements to be sent to our shareholders with the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

Item 2. Management’s Discussion and Analysis of Operation.

In June 2007, we entered into an agreement with Gold and Empesa, whereby we farmed-in to the approximately 165 square mile Rosablanca concession in Colombia awarded by the ANH to Gold in June, 2007. Under the Agreement, we are the operators of the concession and will pay all costs associated with drilling and testing of the first well on the Rosablanca project. Revenues generated from the first well will be allocated 50% to us, 40% to Gold and 10% to Empesa. If we do not complete drilling and testing of the first well by May 31, 2008, we will lose our entire interest in the concession. On each additional well, we will contribute 50% of the costs, Gold will contribute 40% of the costs and Empesa will contribute 10% of the costs. Revenues will be allocated according to the above percentages. If any party doesn’t contribute its share of the costs, its revenue interest will automatically be transferred to the party that provides the capital. In August 2007, we (i) paid $1,200,000 to Gold representing the funds that Gold had previously issued to a trust established by the ANH to use for drilling the first well for the Rosablanaca concession and (ii) issued a letter of credit in the amount of $144,000 for the benefit of Gold’s bank in Colombia representing the guarantee required by the ANH. We anticipate that the total cost of drilling the first well to be approximately $2,500,000 to $3,000,000, of which $1,200,000 has already been deposited in trust with the ANH to be used for the first well. In accordance with the ANH, we must spend at least $1,200,000 on expenses relating to the first well, the amount already deposited in trust, by May 31, 2007. If we do not spend that amount and are unable to get any extensions from the ANH, we may lose the $144,000 letter of credit we previously issued.

We anticipate that we will need to raise a minimum of $1,000,000 to drill the first well and anticipate that we will begin drilling by the end of the first quarter of 2008. We intend to focus most of our management and capital resources towards the Rosablanca project as well as other opportunities in Colombia. In order to minimize our development risk, we intend to raise $5,000,000 to allow us the ability to drill more than one well. If we are unsuccessful in raising additional capital, we may not be in a position to complete the first well in our Rosablanca project.

We have incurred $85,260, $52,372 and $73,358 in 2006, 2005 and for the nine months ended September 30, 2007, respectively, in operating expenses in order to try to increase production at the Osage property. The major source of funds for these costs was the sale of oil from the Osage property.

We have made a deposit of $82,000 on a property in Hansford County, Texas. We are obligated to incur an additional $573,810 for the property by June 30, 2008consisting of purchasing of additional contiguous leases and depositing funds in escrow for drilling and completion of the first well. If we do not fulfill our obligations, the seller may void the agreement at any time after June 30, 2008 and return 90% of all payments received. We do not anticipate incurring additional expenses on this property until we have raised sufficient capital for our Rosablanca project and as such, we may lose 10% of our initial funding.

As of September 30, 2007, we have a note receivable due December 2009 totaling $470,625 that was issued in conjunction with a change of control in December 2006, of which $239,250 of the note receivable is from related parties. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes that had a principal balance of $151,375 and $9,375, respectively, plus accrued interest. If we do not collect this note, it could have a material impact on our cash and impair our ability to execute our business plan.

We have undertaken steps as part of a plan to improve operations with the goal of sustaining our operations for the next twelve months and beyond. These steps include (a) raising additional capital and/or obtaining financing; (b) increasing our current production in the Osage property; and (c) controlling overhead and expenses.

There can be no assurance that we will successfully accomplish these steps and it is uncertain we will achieve a profitable level of operations and/or obtain additional financing. There can be no assurance that any additional financings will be available to us on satisfactory terms and conditions, if at all. In the event we are unable to continue as a going concern, we may elect or be required to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy. To date, management has not considered this alternative, nor does management view it as a likely occurrence.

Liquidity and Capital Resources

September 30, 2007

At September 30, 2007, we had working capital of $807,922 consisting primarily of $902,431 in cash and cash equivalents, $89,176 of prepaid expenses, $44,933 of deferred financing costs related to the $1,100,000 Unsecured Convertible Debenture and $19,608 of accounts receivable, offset by $228,075 of the Unsecured Convertible Debenture, representing $1,100,000 face value less $871,925 of unamortized discount, and $16,739 of accounts payable and accrued expenses.

We have raised in excess of $2,500,000 in gross proceeds through various debt and equity financings since January 1, 2007 and have used the majority of the net proceeds for costs related to our Rosablanca project in Colombia, as well as for working capital purposes and professional fees.

Net cash used by operating activities totaled $328,655 for the nine months ended September 30, 2007 compared to net cash used by operating activities of $421,740 for the nine months ended September 30, 2006. The major components of the net cash used in operating activities in the nine months ended September 30, 2007 were the net loss of $1,005,885 and the increase in prepaid expenses of $89,176, offset by $250,000 for the amortization of the value of the shares issued in February 2007 with the Secured Convertible Debenture and $365,032 and $111,481 write-off of the unamortized beneficial conversion feature and value of the warrants, respectively, issued with the various debt financings. The major component of the net cash used in operating activities in the nine months ended September 30, 2006 was the net loss of $438,365.

Net cash used in investing activities totaled $1,332,078 and $96,000 for the nine months ended September 30, 2007 and September 30, 2006, respectively. Net cash used in investing activities in the nine months ended September 30, 2007 consisted primarily of the $1,116,791 increase in deposits in the trust account for our on Rosablanca project as well as $52,344for investments made in the Rosablanca project. Net cash used in investing activities for the nine months ended September 30, 2006 consisted primarily of the $82,000 deposit made on the Hansford property.

Net cash provided by financing activities totaled $2,594,959 for the nine months ended September 30, 2007 and consisted primarily of $1,100,000 from the issuance of Unsecured Convertible Promissory Note due September 30, 2008, $860,250 from the issuance of 925,000 units, consisting of 925,000 shares and 1,387,500 warrants, and $427,500 from the issuance of common stock and the proceeds of the $250,000 Secured Convertible Debenture due July 31, 2007. Net cash provided by financing activities of $497,399 for the nine months ended September 30, 2006 consisted primarily of $349,000 from the issuance of the Convertible Debentures and $130,000 from the sale of LLC interests.

December 31, 2006

At December 31, 2006, we had a working capital deficit of $100,416 consisting primarily of $67,836 of unamortized value of the Convertible Debentures, accounts payable of $22,534 and accrued expenses of $20,307, offset by $14,399 of accounts receivable. Subsequent to December 31, 2006, all of the $349,000 Convertible Debentures and accrued interest on $337,000 of the Convertible Debentures, converted into 362,417 shares of common stock.

Net cash used by operating activities totaled $450,732 for 2006 compared to cash used by operating activities of $77,004 for 2005. The major component of the net cash used in operating activities in 2006 was a net loss of $599,996 offset by $62,500 of shares issued for services, $39,331 and $27,123 of the beneficial conversion of the Convertible Debentures and the amortization of the value of the warrants issued with the Convertible Debentures, respectively. The major component of the net cash used in operating activities in 2005 was the net loss of $93,437, offset by $22,583 increase in accounts payable and accrued expenses.

Net cash used in investing activities totaled $82,000 and $57,850 for 2006 and 2005, respectively. Net cash used in investing in 2006 consisted of the deposit of an 85% interest in the Hansford Property while net cash used in investing in 2005 consisted of the purchase of additional interest in the Osage Property to bring our ownership to 100%.

Net cash provided by financing activities totaled $501,687 and $165,899 for 2006 and 2005, respectively. In 2006, proceeds from Convertible Debentures totaled $349,000, proceeds from sale of LLC interests totaled $100,000 and proceeds from sale of stock and warrant units totaled $30,000. In 2006, we also issued a stock purchase note receivable for $470,875. In 2005, the major components of cash provided by financing activities included $100,000 proceeds from the sale of LLC interests and $65,899 of payments made for operating expenses by our former President and CEO on behalf of the Company.

Net operating revenues from our oil production are very sensitive to changes in the price of oil making it very difficult for management to predict whether or not we will be profitable in the future.

We conduct no product research and development.

Any expected purchase of significant equipment is directly related to drilling operations and the completion of successful wells. We will not undertake to drill wells for which we do not already possess the funds needed to complete and to equip the wells. Should we not have all the funds needed to drill and complete a well before we commence drilling the well, we will sell an interest in the well to another oil company or to investors that buy interests in oil prospects.

We operate our Osage County, Oklahoma properties through independent contractors that operate producing wells for several small oil companies. If we commence drilling operations on our Hansford County, Texas properties, we expect to hire at least one person to supervise the operations, which will be performed by drilling contractors and service companies.

We are responsible for any contamination of land we own or lease. However, we carry pollution liability insurance policies, which may limit some potential contamination liabilities as well as claims for reimbursement from third parties.

We sell all of our oil production to Sunoco, Inc. However, in the event this customer discontinued oil purchases, we believe we can replace this customer with other customers who would purchase the oil at terms standard in the industry.

Quantitative and Qualitative Disclosures about Market Risk

We have no material exposure to interest rate changes. We are subject to changes in the price of oil, which are out of our control. Since 2005, we have sold oil at various prices ranging from $47.65 to $71.75

Results of Operations

Nine Months ended September 30, 2007 compared to Nine Months ended September 30, 2006

Revenues from oil sales were $225,238, an increase of $153,051, or 212.0%, in the nine months ended September 30, 2007 compared to $72,187 of revenues in the nine months ended September 30, 2006. On a barrel of oil equivalent ("BOE") basis, our total production increased to 4,702 BOE in the nine months ended September 30, 2007 compared to 1,439 BOE in the nine months ended September 30, 2006 due to our secondary recovery efforts we undertook in 2006. Our average price per BOE decreased to $63.52 in the nine months ended September 30, 2007 from $66.53 in the nine months ended September 30, 2006.

Our operating expenses, consisting primarily of payments to an independent pumper, electricity at the wells, repairs and maintenance as well as supplies and materials, were $73,358, representing average operating expense per BOE of $15.60 for the nine months ended September 30, 2007. For the nine months ended September 30, 2006, our operating expenses were $67,897, or an average operating expense per BOE of $47.18. The decrease in the average operating expenses per BOE is due principally to the increase in production in our Osage property.

General and administrative expenses were $401,748 and $391,081 in the nine months ended September 30, 2007 and September 30, 2006, respectively. The $10,667 increase consisted primarily of an increase of $89,456 in legal and professional fees, an increase of $56,168 in travel expenses related primarily to travel to Colombia and an increase of $20,658 in insurance expenses, offset by a decrease of $163,283 in salary expense.

Depreciation, depletion and accretion were $5,447 in the nine months ended September 30, 2007 compared to $1,186 in the nine months ended September 30, 2006, primarily due to the increase in production.

Loss from operations was $255,315 and $387,977 for the nine months ended September 30, 2007 and September 30, 2006, respectively.

Interest expense was $797,272 and $51,886 in the nine months ended September 30, 2007 and September 30, 2006, respectively. Interest expense in the nine months ended September 30, 2007 consisted primarily of $365,032 for the beneficial conversion of the convertible debt, $250,000 amortization of the value of the shares issued with the $250,000 Secured Convertible Debentures and $111,481 for the value of the warrants issued with the Convertible Debentures. Interest expenses for the nine months ended September 30, 2006 consisted primarily of $22,775 and $16,088 of the beneficial conversion feature and the value of the warrants, respectively, of the Convertible Debentures.

Net loss was $1,005,885 and $438,365 for the nine months ended September 30, 2007 and September 30, 2006, respectively.

Foreign currency translation loss was $31,795 and $0 for the nine months ended September 30, 2007 and September 30, 2006, respectively. Comprehensive loss was $1,037,680 and $438,365 for the nine months ended September 30, 2007 and September 30, 2006, respectively.

Quarter ended September 30, 2007 compared to Quarter ended September 30, 2006

Revenues from oil sales were $62,538, an increase of $37,723, or 152.0%, in the quarter ended September 30, 2007 compared to $24,815 of revenues in the quarter ended September 30, 2006. On a BOE basis, our total production increased to 1,137 BOE in the quarter ended September 30, 2007 compared to 491 BOE in the quarter ended September 30, 2006 due to our secondary recovery efforts we undertook in 2006. Our average price per BOE increased to $72.95 in the quarter ended September 30, 2007 from $67.02 in the quarter ended September 30, 2006.

Our operating expenses, consisting primarily of payments to an independent pumper, electricity at the wells, repairs and maintenance as well as supplies and materials, were $22,529, representing average operating expense per BOE of $19.81 for the quarter ended September 30, 2007. For the quarter ended September 30, 2006, our operating expenses were $30,072, or an average operating expense per BOE of $61.24. The decrease in the average operating expenses per BOE is due principally to the increase in production.

General and administrative expenses were $143,546 and $101,334 in the quarter ended September 30, 2007 and September 30, 2006, respectively. The $44,212 increase is primarily due to an increase of $57,074 in professional fees, $27,474 increase in travel expenses and $9,542 increase in insurance expense, offset by a decrease of $60,335 in officer salary and a decrease of $10,305 in other salaries.

Depreciation, depletion and accretion were $2,178 in the quarter ended September 30, 2007 compared to$401 in the quarter ended September 30, 2006, primarily due to the increase in production.

Loss from operations was $105,715 and $106,992 for the quarter ended September 30, 2007 and September 30, 2006, respectively.

Interest expense was $276,431 and $25,446 in the three months ended September 30, 2007 and September 30, 2006, respectively. Interest expense in the three months ended September 30, 2007 consisted primarily of $195,349 for the beneficial conversion of the convertible debt and $47,256 amortization of the value of the shares issued with the $250,000 Secured Convertible Debentures. Interest expenses for the three months ended September 30, 2006 consisted primarily of $11,363 and $7,928 of the beneficial conversion feature and the value of the warrants, respectively, of the Convertible Debentures.

Net loss was $339,913 and $132,053 for the three months ended September 30, 2007 and September 30, 2006, respectively.

Foreign currency translation loss was $31,795 and $0 for the three months ended September 30, 2007 and September 30, 2006, respectively. Comprehensive loss was $339,913 and $132,053 for the three months ended September 30, 2007 and September 30, 2006, respectively.

Year ended December 31, 2006 compared to Year ended December 31, 2005

Revenues from oil sales in 2006 were $100,977, a decrease of $7,391, or 6.8% compared to revenues of $108,368 in 2005, due to a decrease in production volumes offset by an increase in product prices paid at the wellhead. Our average price per BOE increased to $63.87 in 2006 from $55.59 in 2005, while total production was 2,097 BOE in 2006 compared with 2,420 BOE in 2005 due primarily to remedial work that we undertook in 2006 as part of our secondary recovery efforts to increase production.

Our operating expenses were $85,260 in 2006, compared to $52,372 in 2005. The increase in operating expenses relates primarily to an $11,400 increase in expenses relating to an independent pumper due to an increase in rates paid to the pumper, an increase of $8,812 of engineering costs and an increase of $8,371 relating to truck expenses. The increase in our operating expenses combined with the decrease in production resulted in operating expense per BOE of $41.00 in 2006 compared to $21.64 in 2005.

General and administrative expenses were $531,209 in 2006 and $148,513 in 2005. The increase of $382,696 is primarily due to a $195,282 increase in legal and professional fees relating to costs associated with our reverse merger and acquisition of Osage Energy Company, LLC and an increase of $172,260 in salaries, due primarily to an increase in salary to our former President and CEO as well as an increase in geological and administrative expenses related to a company controlled by one of our directors.

Depreciation, depletion and accretion were $1,664 in 2006 compared to $1,131 in 2005.
Interest expense was $88,129 and $nil in 2006 and 2005, respectively. Interest expense in 2006 related primarily to the Convertible Debentures and consisted of $39,331 and $27,123 of beneficial conversion feature of the Convertible Debentures and amortization of the value of the warrants issued with the Convertible Debentures, respectively, as well as $20,307 of accrued interest on the Convertible Debentures.

Operating Loss was $517,156 and $93,648 in 2006 and 2005, respectively, while Net Loss was $599,996 and $93,437 in 2006 and 2005, respectively.

Net loss per share was $0.02 and $0.00 in 2006 and 2005, respectively.

Effect of Changes in Prices

Changes in prices during the past few years have been a significant factor in the oil and gas industry. The price received for the oil produced by us fluctuated significantly during the last year. Changes in the price that we receive for our oil and gas is set by market forces beyond our control as well as governmental intervention. Average price received by us for a BOE were (i) $63.87 and $55.59 for the year ended December 31, 2006 and December 31, 2005, (ii) $72.95 and $67.02 for the quarter ended September 30, 2007 and September 30, 2006, respectively, and (iii) $63.52 and $66.53 for the nine months ended September 30, 2007 and September 30, 2006, respectively. The volatility and uncertainty in oil and gas prices have made it more difficult for a company like us to increase our oil and gas asset base and become a significant participant in the oil and gas industry. We currently sell all of our oil and gas production to one major oil company - Sunoco, Inc. However, in the event this customer discontinued oil and gas purchases, we believe we can replace this customer with other customers who would purchase the oil and gas at terms standard in the industry.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates our estimates and judgments, including those related to revenue recognition, recovery of oil and gas reserves, financing operations, and contingencies and litigation.

Oil and Gas Properties

We follow the "successful efforts" method of accounting for our oil and gas exploration and development activities, as set forth in the Statement of Financial Accounting Standards No. 19, as amended, issued by the Financial Accounting Standards Board. Under this method, we initially capitalize expenditures for oil and gas property acquisitions until they are either determined to be successful (capable of commercial production) or unsuccessful. The carrying value of all undeveloped oil and gas properties is evaluated periodically and reduced if such carrying value appears to have been impaired. Leasehold costs relating to successful oil and gas properties remain capitalized while leasehold costs which have been proven unsuccessful are charged to operations in the period the leasehold costs are proven unsuccessful. Costs of carrying and retaining unproved properties are expensed as incurred.

The costs of drilling and equipping development wells are capitalized, whether the wells are successful or unsuccessful. The costs of drilling and equipping exploratory wells are capitalized until they are determined to be either successful or unsuccessful. If the wells are successful, the costs of the wells remain capitalized. If, however, the wells are unsuccessful, the capitalized costs of drilling the wells, net of any salvage value, are charged to operations in the period the wells are determined to be unsuccessful.

The provision for depreciation and depletion of oil and gas properties is computed on the unit-of-production method. Under this method, we compute the provision by multiplying the total unamortized costs of oil and gas properties including future development, site restoration, and dismantlement abandonment costs, but excluding costs of unproved properties by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. This calculation is done on a country-by-country basis. As of December 31, 2006 and June 30, 2007, all of our oil production operations are conducted in the United States of America. The cost of unevaluated properties not being amortized, to the extent there is such a cost, is assessed quarterly to determine whether the value has been impaired below the capitalized cost. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted. The costs associated with unevaluated properties relate to projects which were undergoing exploration or development activities or in which we intend to commence such activities in the future. We will begin to amortize these costs when proved reserves are established or impairment is determined.

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," we report a liability for any legal retirement obligations on our oil and gas properties. The asset retirement obligations represent the estimated present value of the amounts expected to be incurred to plug, abandon, and remediate the producing properties at the end of their productive lives, in accordance with state laws, as well as the estimated costs associated with the reclamation of the property surrounding. The Company determines the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset's inception, with an offsetting increase to producing properties. Periodic accretion of the discount related to the estimated liability is recorded as an expense in the statement of operations.

The estimated liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells, and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. Revisions to the asset retirement obligations are recorded with an offsetting change to producing properties, resulting in prospective changes to depletion and depreciation expense and accretion of the discount. Because of the subjectivity of assumptions and the relatively long lives of most of the wells, the costs to ultimately retire the Company's wells may vary significantly from prior estimates.

Revenue Recognition

We recognize revenue upon transfer of ownership of the product to the customer which occurs when (i) the product is physically received by the customer, (ii) an invoice is generated which evidences an arrangement between the customer and us, (iii) a fixed sales price has been included in such invoice and (iv) collection from such customer is probable.

Off-Balance Sheet Arrangements

Our company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have

•	an obligation under a guarantee contract,

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or

•
any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

Item 3. Description of Property

We lease approximately 500 square feet of modern office space in La Jolla, CA as corporate headquarters from Catalyst Consulting Partners, LLC, an entity owned in part by Kim Bradford, our CEO, President and Chairman. Mr. DiFrancesco, a principal shareholder, is a partner in Catalyst Consulting Partners, LLC. The lease is a month-to-month lease for $500 per month, which we believe to be current market rate.

We lease approximately 1,000 square feet of modern office space in Oklahoma City, OK consisting of a large conference room, three offices, a drafting room and a storage room. The lease is based on a verbal agreement with a third party on a month-to-month basis for a monthly lease of $550.

The principal assets of the Company consist of proved and unproved oil and gas properties and oil and gas production related equipment. Our oil and gas properties are located in the state of Oklahoma and in the country of Colombia.

Developed oil and gas properties are those on which sufficient wells have been drilled to economically recover the estimated reserves calculated for the property. Undeveloped properties do not presently have sufficient wells to recover the estimated reserves.

The Company's estimated future net recoverable oil and gas reserves from proved reserves, both developed and undeveloped properties, were assembled by Reddy Petroleum Company, independent petroleum engineers, and are as follows:

	Crude Oil (BBLS)	Natural Gas (MCF)
December 31, 2006	159,717	200,439
December 31, 2005	152,556	200,271

Using year-end oil and gas prices and lease operating expenses, the estimated value of future net revenues to be derived from the Company’s proved developed oil and gas reserves, discounted at 10%, were $6,213,314 at December 31, 2006.

The Company’s net oil and gas production after royalty and other working interests for the past two years ending December 31, and the nine months ended September 30, 2007 and September 30, 2006, were as follows.

	Crude Oil (BBLS)	Natural Gas (MCF)
September 30, 2007	4,702	0
September 30, 2006	1,437	0

2006	2,097	0
2005	2,420	0

The Company’s average sales prices per barrel of crude oil and production costs per equivalent barrel for the past two years ending December 31, and for the nine months ended September 30 were as follows:

	Average Sales Price	Average Production Costs
September 30, 2007	$63.52	$15.60
September30, 2006	$66.53	$47.25

2006	$55.59	$41.00
2005	$63.87	$21.64

The average selling price of the Company’s crude oil was $79.50 at September30, 2007.

We own interests in oil and gas leases in Oklahoma on some of which leases there are producing oil and gas wells in which we own part or none of the working interest. Our aggregate interests are set forth below.

	Productive Wells		Developed Acreage
County	Gross Wells	Net Wells	Gross Acreage	Net Acreage

Osage Co. Oklahoma	10	10	480	480

Additional information on these leases is as follows:

Lease	Date		County		Gross
Name	Entered	Expiration	Location	Royalty	Acres

Osage Hopper 55	11-10-04	HBP Beyond Primary Term	Osage	18.75%	480

The above schedule is a summary of the leases we own. All of the leases are with individuals who have no affiliations with the company. They are all located within the state of Oklahoma in the counties indicated. When we indicate the expiration as HBP, it means the well is “held by production”. This means that the lease is in existence as long as there is production from wells on the property and the mineral owners are receiving royalty checks.

Gross wells are the total number of oil and gas wells in which we have a working interest. Net wells are the ratio of our working interest to the total wells. (Example: If we own a well which we have sold off 30% interest to other working interest owners, then we have 70% left as a net well. That means we have 1 gross well and .7 net wells.) The same example holds true for gross and net acreage.

Productive wells are the wells we have that are producing oil and/or natural gas. A non-productive well is a well which has a well bore and has not been shut-in (cemented in and capped). This well bore may or may not be some time in the future be a candidate for a work-over. Dry wells are wells which have been drilled and there are no oil and gas shows on the logs. No oil or gas will ever be produced from a dry well.

Exploratory wells are wells which are drilled in a non-proved field. Geological studies may indicate the existence of oil or gas but there has not been any proof by previous drilling in the field. Developmental wells are wells drilled or reworked in a field where there are previous discoveries of oil and natural gas. These wells have a much higher probability of being successful than exploratory wells.

Developed acreage is acreage in which we have leased the mineral rights for oil & gas and have drilled or re-worked wells. Undeveloped acreage is acreage we have leased but have not yet drilled wells. It is available for future drilling programs.

Drilling Activity

The following table sets forth, for each of the last three fiscal years by geographic areas in Oklahoma, the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.

	Net Exploratory Wells Drilled		Net Development Wells Drilled
County	Productive	Dry	Productive	Dry

NONE	N/A	N/A	N/A	N/A

Delivery Commitments
We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements. Further, during the last three years we had no significant delivery commitments.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of December 21, 2007 with respect to each beneficial owner of more than five percent of the Company’s Common Stock:

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class
Kim Bradford [1] 888 Prospect St, Suite 210 La Jolla, CA 92037	6,055,000	16.83%

Charles F. Volk, Jr. [2] 29 Lupine Ave. #C San Francisco, CA 94118	3,961,501	11.02%

Paul DiFrancesco [3] 888 Prospect St., Suite 210 La Jolla, CA 92037	3,140,000	8.73%

Vision Opportunity Master Fund, Ltd. [4] c/o BISYS Hedge Fund Services P.O. Box 1748 27 Hospital Road, 5th Floor Grand Cayman KY1-1109 Cayman Islands	1,900,000	5.28%

The percentage ownership is based on 35,959,775 shares outstanding at December 7, 2007

[1] Kim Bradford was elected CEO and President of the Company on January 23, 2007 and then elected to be Chairman effective February 7, 2007. Mr. Bradford also served as Chief Financial Officer and Secretary of the Company from January 23, 2007 through November 9, 2007.

[2] Charles Volk resigned as CEO and President of the Company on January 23, 2007 and then resigned from the board effective February 7, 2007.

[3] Paul DiFrancesco is a partner of Kim Bradford in Catalyst Consulting Partners, LLC and Decision Capital Management, LLC.

[4] Vision Capital Advisors, LLC (the “Investment Manager”) serves as investment manager to Vision Opportunity Master Fund, Ltd. (the “Master Fund”), the record owner of the securities. Adam Benowitz is the managing member of the Investment Manager and the Master Fund’s portfolio manager and disclaims beneficial ownership except to the extent of its pecuniary interest therein.

The following table shows information as of December 21, 2007 with respect to each of the beneficial owners of the Company’s Common Stock by its executive officers, directors and nominee individually and as a group:

Name and Address	Position	Common Stock Beneficially Owned	Percent of Shares	Term of Office
Kim Bradford [1] 888 Prospect St, Suite 210 La Jolla, CA 92037	President, CEO and Chairman	6,055,000	16.81%	November 2009

Greg L. Franklin [2] 13400 Thomson Road Edmond, OK 73013	Chief Geologist and Director	3,000,000	8.34%	November 2009

Ran Furman [3] 888 Prospect St., Suite 210 La Jolla, CA 92037	Chief Financial Officer and Director	975,000	2.71%	November 2009

Officers and directors as a group (3 persons)		10,030,000	27.89%

The percentage ownership is based on 35,959,775 shares outstanding at December 7, 2007

[1] Kim Bradford was elected CEO and President of the Company on January 23, 2007 and then elected to be Chairman effective February 7, 2007. Mr. Bradford also served as Chief Financial Officer of the Company and Secretary from January 23, 2007 through November 9, 2007 at which time, Mr. Furman became our Chief Financial Officer and Secretary.

[2] Greg Franklin was elected to the board effective May 5, 2005 and became our Chief Geologist on November 9, 2007

[3] Ran Furman was elected to the board effective February 7, 2007 and became Chief Financial Officer November 9, 2007.

There are no family relationships among the directors and executive officers.

Changes in Control

On December 28, 2006, a change of control occurred when Kim Bradford, our CEO, President and Chairman, along with Ran Furman, our Chief Financial Officer and a director and Paul DiFrancesco, a partner of Kim Bradford in Catalyst Consulting Partners, LLC and Decision Capital Management, LLC and other investors entered into a transaction with the Company whereby for a $470,875 promissory note, the Company issued a total of 18,835,000 shares of Common Stock, or approximately 64% of the total shares outstanding. The shares were valued based on the approximate asset value per share prior to the transaction. Of the $470,875 promissory notes issued by the investor to the Company, Mr. Bradford, Mr. DiFrancesco and Mr. Furman issued a note in the amount of $151,375, $78,500 and $9,375, respectively, for the purchase of 6,055,000, 3,140,000 and 375,000 shares respectively. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes plus accrued interest. In conjunction with this change of control, two of our three directors, Charles Volk and Charles Lamberson, resigned, and Kim Bradford and Ran Furman were elected as directors.

Item 5. Directors and Executive Officers, Promoters and Control Persons

A list of current officers and directors appears above. The directors of the Company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not receive fees or other remuneration for their services, but are reimbursed for their out-of-pocket expenses to attend board meetings. There are no employment contracts or any arrangements to compensate any officer who resigns, retires or is terminated or such occurs as a result of a change in control of the Company.

The principal occupation and business experience during at least the last five years for each of the present directors and executive officers of the Company are as follows:

Kim Bradford: Mr. Bradford was elected President and Chief Executive Officer of the Company in January 2007 and elected to our board as Chairman effective February 2007. Mr. Bradford also served as our Chief Financial Officer and Secretary from January 2007 through November 9, 2007. In August 2005, Mr. Bradford co-founded Catalyst Consulting Partners LLC, a California based consulting firm that advises publicly traded companies and their management teams on executive search, shareholder communications, general media consulting, investor relations, website design, and other corporate matters. In 2001, Mr. Bradford co-founded Decision Capital Management, LLC, the successor firm to Decision Capital Management LP, a Registered Investment Advisor firm which he founded in 1999. Prior to founding Decision Capital, Mr. Bradford has been involved in the brokerage business for over 25 years, both as an employee of major Wall Street firms, such as Merrill Lynch and Morgan Stanley, and as a principal in a NASD broker dealer firm specializing exclusively in natural resource based investments, such as oil and gas and precious metals mining. Mr. Bradford currently works at both Catalyst Consulting Partners, LLC and Decision Capital Management, LLC and devotes approximately 85% of his time to Osage. Mr. Bradford is 54 years old.

Greg L. Franklin: Mr. Franklin has been our Chief Geologist since November 9, 2007 and a director of the Company since May 2005. Mr. Franklin previously served as a consultant to the Company in the role of a petroleum geologist since February 2005. Mr. Franklin has 25 years experience in the search, discovery, management and production of Oil and Gas. From March 1999 to February 2005 Mr. Franklin was a staff geologist for Barbour Energy. Mr. Franklin’s previous experience includes positions as Vice President for Gulf Coast Exploration and Development Company and geologist with Conoco. Mr. Franklin Graduated with a Bachelor of Science in Geology from Oklahoma State University 1980. Mr. Franklin is 51 years old.

Ran Furman: Mr. Furman has been our Chief Financial Officer and Secretary since November 9, 2007 and was elected to our board effective February 2007. Mr. Furman has over 15 years of transactional experience in corporate finance, capital markets and investment banking. Mr. Furman has been an independent consultant since January 2005 focusing on advising growth companies on corporate finance transactions and providing interim CFO services. Previously, Mr. Furman served as Chief Financial Officer of Island Pacific, Inc. from July 2003 to January 2005 and Chief Financial Officer of e.Digital Corporation from September 2001 to July 2003. Mr. Furman’s prior experience includes Investment Banker at Jesup & Lamont Securities, a banker with Bank of Montreal and a staff accountant with Deloitte & Touche. Mr. Furman has an MBA from Columbia Business School and a BA in accounting from the University of Washington. Mr. Furman is 38 years old.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

•	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

•
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

•
Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation

During the last three fiscal years, no executive officer of our company, other than the CEO, has received total annual salary and bonus exceeding $100,000. The total compensation of Charles F. Volk, Jr., our President and CEO since inception in 2004 until 2006 was as follows:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary	Bonus	Stock Awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Charles F. Volk, Jr., CEO	2006	$126,142	0	0	0	0	0	$126,142
Charles F. Volk, Jr., CEO	2005	$49,200	0	0	0	0	0	$49,200
Charles F. Volk, Jr., CEO	2004	$0	0	0	0	0	0	$0

Charles Volk, Jr. resigned as President and CEO of the Company on January 23, 2007. Mr. Volk, Jr. is considered a promoter of the Company and has received a total of 4,301,501 shares from the Company. Of these shares, Mr. Volk, Jr. received 3,942,501 shares of stock in conjunction with the acquisition of Osage Energy Company, LLC.

On November 9, 2007, the Company entered into an employment agreements with our three officers: Kim Bradford to serve as President and Chief Executive Office, Greg Franklin to serve as Chief Geologist and Ran Furman to serve as Chief Financial Officer of the Company. All of the agreements are for two years ending November 30, 2009 (“Employment Period”) and all allow the officers to be eligible for an annual bonus as determined by the Board of Directors. In the event that any officer’s employment is terminated for a Change of Control, then he shall be eligible to receive, in one lump payment, the greater of (i) annual base salary in effect immediately prior to the Change of Control and (ii) the remaining base salary in effect immediately prior to the Change of control owed to the officer until the end of the Employment Period.

Mr. Bradford’s employment agreement includes an annual base salary of $144,000 and a signing bonus of $150,000. Mr. Franklin’s employment includes an annual base salary of $120,000 and a signing bonus of 2,000,000 shares of the Company’s Stock, which shall vest as to 100% on January 1, 2009. Mr. Furman’s employment agreement includes an annual base salary of $102,000 and a signing bonus of 600,000 shares of the Company’s Stock shall vest as to 100% of January 1, 2009.

We do not have any other contractual arrangements with our executive officers, promoters or directors, nor do we have any compensatory arrangements with our executive officers, promoters or directors other than as described below. We have not agreed to make any payments to our named executive officers because of resignation, retirement or any other termination of employment with us or our subsidiaries, or from a change in control of us, or a change in the executive's responsibilities following a change in control.

Item 7. Certain Relationships and Related Transactions

During the past two years, Osage Exploration and Development, Inc. as well as Osage Energy Company LLC have utilized the services of Greg Franklin, one of our directors, for various geological and administrative services. The Company paid $37,650 and $76,150 in 2005 and 2006, respectively for these services. The Company believes that it has paid market rates for these services. On January 1, 2007, the Company entered into a 12 month geological consulting agreement with Mr. Franklin for various geological and operational advisory services at a cost of $6,000 per month, which as of August 1, 2007, was increased to $8,000 per month, which the Company believes is equivalent to those it may receive from an unaffiliated third party. Effective November 9, 2007, Mr. Franklin became our Chief Geologist pursuant to an employment agreement as more fully described above in item 6.

On February 1, 2007, the Company entered into a four months financial consulting agreement, automatically renewable for another four months, with Ran Furman, one of our directors, for various financial and accounting advisory services at a cost of $6,250 per month, which the Company believes is equivalent to those it may receive from an unaffiliated third party. Effective November 9, 2007, Mr. Furman became our Chief Financial Officer pursuant to an employment agreement as more fully described above it item 6.

On February 1, 2007, the Company entered into a month-to-month lease on its corporate headquarters with Catalyst Consulting Partners, LLC, a company owned in part by Kim Bradford, our President, CEO and Chairman, at a cost of $500 per month, which the Company believes to be at market rate. Mr. DiFrancesco, a principal shareholder, is a partner in Catalyst Consulting Partners, LLC.

On December 28, 2006, a change of control occurred when Kim Bradford, our CEO, President and Chairman, along with Ran Furman, our Chief Financial Officer and one of our directors, Paul DiFrancesco, a partner of Kim Bradford in Catalyst Consulting Partners, LLC and Decision Capital Management, LP and other investors entered into a transaction with the Company whereby for a $470,875 promissory note, the Company issued a total of 18,835,000 shares of Common Stock, or approximately 64% of the total shares outstanding. Of the $470,875 promissory notes issued by the investors to the Company, Mr. Bradford, Mr. DiFrancesco and Mr. Furman issued a note in the amount of $151,375, $78,500 and $9,375, respectively, for the purchase of 6,055,000, 3,140,000 and 375,000 shares respectively. The promissory notes carry an 8% interest rate, with interest and principal due at maturity, December 2009 and are secured by a pledge of shares issued. The shares were valued based on the approximate asset value per share prior to the transaction. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes plus accrued interest. In conjunction with this change of control, two of our three directors, Charles Volk and Charles Lamberson, resigned, and Kim Bradford and Ran Furman joined Greg Franklin as directors.

Outside of the above transactions, there have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of the following persons had or is to have a direct or indirect material interest:

•	any officer or director;

•	any nominee for election as a director;

•	any beneficial owner of more than five percent of our voting securities;

•	any member of the immediate family of any of the above persons.

Director Independence

Our Board of Directors is made up of Kim Bradford, our President, Chief Executive Officer and Chief Financial Officer, Greg Franklin, our Chief Geologist and Ran Furman, our Chief Financial Officer. Our common stock trades on the Pink Sheets. Because we are traded on the Pink Sheets, we are not currently subject to corporate governance standards of listed companies, which require, among other things, that the majority of the board of directors be independent.

Since we are not currently subject to corporate governance standards relating to the independence of our directors, we choose to define an "independent" director in accordance with applicable independence standards required of issuers listed on the NASDAQ Capital Market. NASDAQ Marketplace Rule 4200(a)(15) defines an "Independent director" as a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. At this time, the Board has determined that none of its employee directors are independent under the above definition.

Item 8. Description of Securities

Common Stock

Our Company is authorized to issue 190,000,000 shares of common stock and 10,000,000 shares of preferred stock, both with $0.0001 par value, and as of December 21, , has 35,959,775 shares of common stock issued and outstanding and owned by 222 shareholders of record plus fourteen shareholders whose 1,139,573 shares are held in “street name” (Cede, an affiliate of Depository Trust Company that holds shares for broker-dealer firms and, indirectly, their customers). No preferred shares have been issued.

Voting Rights

Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

Dividend Rights

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available thereof.

Liquidation Rights

Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

Preemptive Rights

Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Registrar and Transfer Agent

Old Monmouth Stock Transfer, 200 Memorial Parkway, Atlantic Highlands, NJ 07716 is our transfer agent and registrar of our common stock. Its telephone number is (732) 872-2727.

Dissenters’ Rights
Under Section 262 of the Delaware General Corporation Law, a shareholder is afforded dissenters’ appraisal rights which, if properly exercised, provide a procedure for a shareholder wishing to dissent from a merger to have his shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value of such shares.

The Company’s board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire the company without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

The Company’s board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of the company. If the acquiror was discouraged from offering to acquire the company, or prevented from successfully completing a hostile acquisition by the antitakeover measures, a stockholder could lose the opportunity to sell his or her shares at a favorable price.

PART II

Item 1. Market Price of and Dividends on Our Common Stock and Related Stockholder Matters

Our common stock had been trading since April 5, 2005 on the Pink Sheets on an unsolicited basis only. Effective July 17, 2007, our stock symbol changed from “OSGE.PK” to “OEDV.PK”  The high and low bid and asked prices, as reported by the Pink Sheets, are as follows for 2005, 2006, for 1st, 2nd ,3rd and 4th quarter of 2007 through December 27, 2007. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
2005:
2nd Qtr.	0.15	0.028
3rd Qtr.	0.075	0.02
4th Qtr.	0.07	0.004

2006:
1st Qtr.	0.01	0.001
2nd Qtr.	0.01	0.001
3rd Qtr.	3.00	1.03
4th Qtr.	3.00	1.10

2007:
1st Qtr.	3.25	1.00
2nd Qtr.	3.25	0.75
3rd Qtr.	2.55	0.40
4th Qtr.	1.55	0.50

Dividends

We have declared no cash dividends on our common stock since inception. There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Section 170(b) of the Delaware General Corporation Law. provides that the company may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the Delaware General Corporation Law, or (2) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

In June 2007, we implemented the 2007 Osage Exploration and Development, Inc. Equity Based Compensation Plan (the “Plan”) which allows the reservation of 5,000,000 shares under the plan. Under this Plan, securities issued may include options, SAR and restricted stock. As of December 21, 2007, awards totaling 2,600,000 restricted stock were issued to two of our officers upon entering into employment agreements with them in November 2007.

Item 2. Legal Proceedings

Neither our Company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

During the past two fiscal years or any later interim period our principal independent accountant has neither resigned, declined to stand for re-election, nor been dismissed by our directors.

Item 4. Recent Sales of Unregistered Securities

The following securities were sold by us within the last three years without registering the securities under the Securities Act.

Acquisition of Osage Energy, Company, LLC

On April 24, 2006, we issued a total of 10,000,000 shares to the following individuals and entities in connection with the acquisition of Osage Energy Company, LLC:

Name	Shares
Charles Volk, Jr.	3,942,501
Greg Franklin	1,000,000
Tom Cerney	500,000
Sam Butero	500,000
Dillon Scott Securities	500,000
Titan Private Equity Group, LLC	500,000
Kiowa Oil Company	250,000
Gary Bryant	250,000
Suzane Bryant	250,000
Newport Capital Consultants	250,000
Chandelier, Inc.	200,000
John Arnone	200,000
Charles Lamberson, Jr.	130,208
GGP Global, LLC	125,833
Luis Urroz	125,833
Barry Kushner	125,625
Todd Forman	100,000
Tom Kenan	50,000

Total	10,000,000

Convertible Debentures

In 2006, we issued a total of $349,000 of Convertible Debentures with three-year detachable warrants. The Convertible Debentures have a 10% annual interest rate and matured one year from issuance. $263,000 of the Convertible Debentures have a conversion price of $1.20 per share, $50,000 of the Convertible Debentures had a conversion price of $0.75 per share $36,000 of the Convertible Dentures had a conversion price of $0.80 per share. The following table provides information about the $349,000 Convertible Debentures and the conversion in January and February 2007 of all of the Convertible Debentures, and accrued interest on $3337,000 of the Convertible Debentures into 362,417 shares of our common stock:

Date	Name	Amount	Warrants	Exercise Price	Maturity	Converted Shares
2/15/2006	Rob Dyer	$24,000	22,000	$2.40	2/15/2009	33,000
3/15/2006	Charles Lamberson	$50,000	73,333	$1.50	3/15/2009	73,333
3/15/2006	Alondra Rodes	$16,000	14,667	$2.40	3/15/2009	14,667
3/15/2006	John Reed	$50,000	45,834	$2.40	3/15/2009	45,834
3/15/2006	Arnab Sarkar	$32,000	29,333	$2.40	3/15/2009	29,333
5/15/2006	John Reed	$50,000	45,833	$2.40	3/15/2009	45,833
7/15/2006	Barry Febey	$12,000	11,000	$2.40	6/15/2009	15,000
10/15/2006	IRP, LLC	$115,000	105,417	$2.40	10/15/2009	105,417

Totals		$349,000	347,417			362,417

Unit Offering

On June 15, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock at a price per share of $1.36, and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Edward Horwich.

On July 13, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock at a price per share of $1.36, and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Robert Plyler.

Shares Issued for Services

On November 28, 2006, we issued 25,000 shares of common stock, each share valued at $2.50, to Viewpoint Securities, LLC in full payment for consulting services valued at $62,500.

Notes Receivable

On December 28, 2006, we sold 18,835,000 shares of our common stock at a price of $0.025 per share, for a total of $470,875, to the following individuals and entities that paid for the stock through the issuance of notes receivable to us. The Notes Receivable have an 8% annual interest rate and principal and interest are due on December 28, 2009. The shares were valued based on the approximate asset value per share prior to the transaction. The notes are secured by the shares issued.

Name	Shares	Note Receivable
Kim Bradford	6,055,500	$151,375
Paul DiFrancesco	3,140,000	$78,500
Babcock Trust	1,900,000	$47,500
Rhone International	1,500,000	$37,500
JK Advisors, Inc.	1,485,000	$37,125
Llanerch, LLC	1,485,000	$37,125
Lafayette Capital, LLC	1,485,000	$37,125
Pointblank Trading, LLC	1,400,000	$35,000
Ran Furman	375,000	$9,375
Variable Assets	10,000	$250

Totals	18,835,000	$470,875

As of September 30, 2007, the balance of the Notes Receivable was $470,625. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes plus accrued interest.

Secured Convertible Debenture

On February 16, 2007, we issued a $250,000 Secured Convertible Debenture and 300,000 shares of common stock to Vision Opportunity Master Fund, Ltd. for total gross proceeds of $250,000. The Secured Convertible Debenture matured July 31, 2007, had a 10% annual interest rate with a minimum interest amount of $25,000 due at Maturity, and on July 31, 2007, the principal amount along with the $25,000 minimum interest expense, converted at $0.25 per share for a total of 1,100,000 shares of common stock.

2007 Common Stock Offering

In April and May 2007, we issued 1,187,500 shares of our common stock at a price per share of $0.40 to the following individuals and entities for a total consideration of $475,000:

Name	Shares	Amount
Patrick Riordan	125,000	$50,000
Marie Baier Foundation	250,000	$100,000
John Baier	562,500	$225,000
Bereline Baier Dale Living Trust	62,500	$25,000
John Brady	125,000	$50,000
Jeffrey Hook	62,500	$25,000

Totals	1,187,500	$475,000

2007 Unit Offering

In June 2007 and July 2007, for gross proceeds of $925,000, we issued 925,000 shares of common stock at a price per share of $1.00, and 1,387,500 warrants, exercisable at $1.50 per share maturing on June 30, 2010 to the following individuals and entities:

Name	Units	Shares	Warrants	Amount
Vision Opportunity Master Fund, Ltd	500,000	500,000	750,000	$500,000
Marie Baier Foundation	400,000	400,000	600,000	$400,000
Francis O’Hara	25,000	25,000	37,500	$25,000

Totals	925,000	925,000	1,387,500	$925,000

Unsecured Convertible Promissory Note

In July 2007, we issued a $1,100,000 Unsecured Convertible Promissory Note to the Marie Baier Foundation for gross proceeds of $1,100,000. The Unsecured Convertible Promissory Note matures September 30, 2008, has an 8% interest rate, payable in cash quarterly, and is convertible, in whole or in part, into units, with each unit (“Unit”) priced at $1.00 and consisting of one share of common stock and one warrant, exercisable at $1.25 per share expiring three years from issuance.

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, accredited investors with whom we had a preexisting relationship or institutional investors. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales, with the exception of the 2007 Common Stock Offering, the 2007 Unit Offering and the Unsecured Convertible Promissory Note, for which we paid a commission of $167,250 to Viewpoint Securities, LLC.

Item 5. Indemnification of Directors and Officers

The Delaware General Corporation Law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, with the following exceptions: (a) a breach of the director’s duty of loyalty; (b) payment of an unlawful stock dividend or making an unlawful stock repurchase or redemption; (c) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (d) in any transaction in which the director derived an improper personal benefit. The company’s Certificate of Incorporation eliminates the liability of directors of the corporation for monetary damages to the fullest extent permissible under Delaware law.

PART F/S

Set forth below are the following combined financial statements for our company for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 and 2006 (unaudited):

PART III

Index to Exhibits

The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.	Description

2.1	Plan of Reorganization and Agreement of Merger, dated June 18, 2007 (1)

3.1	Articles of Incorporation of Osage Exploration and Development, Inc. (1)

3.2	Bylaws of Osage Exploration and Development, Inc. (1)

10.1	Agreement for Acquisition of Oil and Gas Leaseholds between Conquest Exploration Company, LLC, David Farmer, Charles Volk, Jr. and Osage Energy Company, LLC dated November 10, 2004. (1)

10.2	Assignment and Bill of Sale between Conquest Exploration Company, LLC and Osage Energy Company, LLC dated January 24, 2005. (1)

10.3	$250,000 Note and Security Agreement with Vision Opportunity Master Fund, Ltd. dated February 13, 2007. (1)

10.4	$1,100,000 Unsecured Convertible Promissory Note with Marie Baier Foundation dated July 16, 2007. (2)

10.5	Form of Warrant issued to Marie Baier Foundation in connection with the $1,100,000 Unsecured Convertible Promissory Note. (2)

10.6	Rosa Blanca Carried Interest Agreement dated June 21, 2007. (3)

10.7	2007 Equity Based Compensation Plan (4)

10.8	Purchase and Sale Agreement for the purchase of the Hansford Property (4)

10.8.1	Extension Agreement with Pearl Resources, Corp. for the Hansford Property (5)

10.8.2	Letter from Charles Volk regarding Ownership of the Hansford Property (6)

10.9	Consulting Agreement dated January 1, 2007 with Greg Franklin (4)

10.10	Consulting Agreement dated February 1, 2007 with Ran Furman (4)

10.11	Form of Stock Subscription Receivable dated December 28, 2006 (4)

10.11.1	Form of Amendment #1 to Stock Subscription Receivable dated August 1, 2007 (4)

10.12	Oil and Gas Mining Lease with the Osage Nation dated July 21, 1999 (4)

10.13	Office lease agreement with Catalyst Consulting Partners, LLC (4)

10.14	Employment Agreement with Kim Bradford, President and CEO (7)

10.15	Employment Agreement with Greg Franklin, Chief Geologist (7)

10.15.1	Restricted Stock Agreement with Greg Franklin, Chief Geologist (7)

10.16	Employment Agreement with Ran Furman, Chief Financial Officer (7)

10.16.1	Restricted Stock Agreement with Ran Furman, Chief Financial Officer (7)

21.1	List of Subsidiaries (4)

(1)	Incorporated by reference to Osage’s Form 10-SB filed July 6, 2007

(2)	Incorporated by reference to Osage’s Form 8-k filed July 17, 2007

(3)	Incorporated by reference to Osage’s Form 8-k filed August 13, 2007

(4)	Incorporated by reference to Osage’s Form 10-SB Amendment No. 1 filed August 27, 2007

(5)	Incorporated by reference to Osage’s Form 10-SB Amendment No. 2 filed October 15, 2007

(6)	Incorporated by reference to Osage’s Form 10-SB Amendment No. 3 filed November 19, 2007

(7)	Incorporated by reference to Osage’s Form 10-SB Amendment No. 5 filed December 28, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OSAGE EXPLORTION AND DEVELOPMENT, INC.

By:	/s/ Kim Bradford
Kim Bradford, President and CEO

January 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Osage Exploration and Development, Inc. and Subsidiary
La Jolla, CA

We have audited the accompanying consolidated balance sheet of Osage Exploration and Development, Inc. and Subsidiary (Company), as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Exploration and Development, Inc. and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit as of December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GOLDMAN & PARKS

GOLDMAN & PARKS
Tarzana, California
June 7, 2007

OSAGE EXPLORATION AND DEVELOPMENT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and September 30, 2007

	December 31,	September 30,
	2006	2007
		(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$-	$902,431
Prepaid Expenses		89,176
Accounts Receivable	14,399	19,608
Deferred Financing Costs		44,933
Total Current Assets	14,399	1,056,148

Property and Equipment, at cost (Note 4):
Oil and gas properties and equipment	103,177	155,521
Capitalized asset retirement costs	13,675	13,675
Other property & equipment	-	17,717
Less: accumulated depletion, depreciation	116,852	186,913
and amortization	(2,795)	(8,242)
	114,057	178,671

Bank CD pledged for Bond	30,000	30,000
Bank CD pledged for Letter of Credit (Note 7)		145,226
Colombian Deposits (Note 5)		1,116,791
Deposits (Note 6)	82,000	82,000

Total Assets	$240,456	$2,608,836

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$22,534	$16,739
Bank overdraft	4,138	-
Accrued expenses	20,307
Current Maturity of Promissory Note (Note 11)	-	3,412
Convertible Debt, net of $185,976 and $871,925 of unamortized discount (Note 8 and 10)	67,836	228,075
Total Current Liabilities	114,815	248,226

Promissory Note, net of Current Maturity (Note 10)		8,547
Liability for Asset Retirement Obligations (Note 14)	15,043	16,171

Commitments and Contingencies (Note 11)

Stockholders' Equity:
Common stock, $0.0001 par value, 190,000,000 shares authorized; 29,484,858 and 33,359,775 shares issued and outstanding as of December 31, 2006 and September 30, 2007, respectively.	2,948	3,335

Additional-Paid-in-Capital	1,226,691	4,489,028
Stock Purchase Notes Receivable	(470,875)	(470,625)
Accumulated Deficit	(648,166)	(1,654,051)
Accumulated Other Comprehensive Loss -
Currency Translation Loss		(31,795)
	110,598	2,335,892

Total Liabilities and Stockholders' Equity	$240,456	$2,608,836

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006 and 2005
and the Nine Months and Three Months ended September 30, 2007 and September 30, 2006 (Unaudited)

	Years Ended December 31,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2007	2006	2007	2006
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Revenues
Oil & Gas Sales	$100,977	$108,368	$225,238	$72,187	$62,538	$24,815
Total Operating Revenues	100,977	108,368	225,238	72,187	62,538	24,815

Operating Costs and Expenses
Operating Expenses	85,260	52,372	73,358	67,897	22,529	30,072
Depreciation, Depletion and Accretion	1,664	1,131	5,447	1,186	2,178	401
General and Administrative	531,209	148,513	401,748	391,081	143,546	101,334
Total Operating Costs and Expenses	618,133	202,016	480,553	460,164	168,253	131,807

Operating (Loss)	(517,156)	(93,648)	(255,315)	(387,977)	(105,715)	(106,992)

Other Income (Expenses):
Interest Income	1,714	211	46,702	1,498	42,233	385
Interest Expense	(88,129)		(797,272)	(51,886)	(276,431)	(25,446)
Other	3,575
(Loss) before Income Taxes	(599,996)	(93,437)	(1,005,885)	(438,365)	(339,913)	(132,053)

Provision for Income Taxes	-	-	-	-	-	-

Net (Loss)	$(599,996)	$(93,437)	$(1,005,885)	$(438,365)	$(339,913)	$(132,053)

Other Comprehensive Income, net of tax:
Foreign Currency Translation Adjustment			(31,795)		(31,795)
Other Comprehensive Income	-	-	(31,795)	-	(31,795)	-

Comprehensive (Loss)	$(599,996)	$(93,437)	$(1,037,680)	$(438,365)	$(371,708)	$(132,053)

Basic and Diluted Loss per Share	$(0.02)	$(0.00)	$(0.03)	$(0.01)	$(0.01)	$(0.00)

Weighted average number of common share and common share equivalents used to compute basic and dilluted Loss per Share	29,484,858	28,835,000	29,454,478	32,986,677	31,240,867	29,207,174

 The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006 AND 2005
and the Nine Months ended Setpember 30, 2007 (Unaudited)

	Common Stock		Additional Paid-In	Stock Purchase Not	Accumulated	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Receivable	Deficit	Loss	Equity

Balance at December 31, 2004	28,835,000	$2,883	$663,951	$(470,875)	$45,267		$241,226
Net (Loss) for the year					(93,437)		(93,437)
Balance at December 31, 2005	28,835,000	$2,883	$663,951	$(470,875)	$(48,170)	$-	$147,789

Acquire Osage Energy LLC	602,858	60	(60)				-
Equity contributions			22,687				22,687
Sale of LLC interests			100,000				100,000
Issue Shares in Unit Offering	22,000	2	29,998				30,000
Warrants issued with Convertible Debt			138,604				138,604
Beneficial Conversion of Convertible Debt			209,014				209,014
Shares issued for services	25,000	3	62,498				62,500
Net (Loss) for the year					(599,996)		(599,996)
Balance at December 31, 2006	29,484,858	$2,948	$1,226,691	$(470,875)	$(648,166)	$-	$110,598

Shares issued for Convertible Debenture (unaudited)	362,417	36	382,664				382,700
Shares issued with Secured Convertible Debt (unaudited)	300,000	30	249,970				250,000
Payment on Stock Purchase Notes Receivable (unaudited)				250			250
Issue of Shares (unaudited)	1,187,500	119	427,381				427,500
Issue of Shares in Unit Offering (unaudited)	925,000	93	860,158				860,250
Beneficial Conversion of Unsecured Convertible Promissory Note (unaudited)			1,067,274				1,067,274
Issue of Shares for Note and accrued interest conversion (unadutied)	1,100,000	110	274,890				275,000
Foreign Exchange Translation Adjustment (unaudited)						(31,795)	(31,795)
Net (Loss) for the nine months ended September 30, (unaudited)					(1,005,885)		(1,005,885)
Balance at September 30, 2007	33,359,775	$3,335	$4,489,028	$(470,625)	$(1,654,051)	$(31,795)	$2,335,892

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005
and the Nine Months ended September 30, 2007 and 2006 (Unaudited)

	Years Ended December 31,		Nine Months Ended June 30,
	2006	2005	2007	2006
			(Unaudited)	(Unaudited)

Cash flows from Operating Activities:
Net (Loss)	$(599,996)	$(93,437)	$(1,005,885)	$(438,365)
Adjustments to reconcile net (loss) to net cash
used by operating activites:
Beneficial Conversion of Convertible Debenture	39,331		365,032	22,775
Increase/(Decrease) in Accrued Interest	20,307		(20,307)	11,997
Amortization of shares issued with Secured Convertible Debenture			250,000
Amortization of Warrants issued with Convertible Debenture	27,123		111,481	16,088
Accretion of Asset Retirment Obligation	1,368		1,128	1,026
Amortization of Deferred Financing Costs			10,067
Issuance of shares for Accrued Interest			58,700
Issuance of shares for services provided	62,500
Provision for depletion, depreciation
amortization and valuation allowance	1,664	1,131	5,447	1,186
Changes in operating assets and liabitlies:
(Increase) in accounts receivable	(7,118)	(7,281)	(5,209)	(359)
(Increase) in prepaid expenses			(89,176)
Increase/(Decrease) in bank overdraft	4,138		(4,138)
Increase/(decrease) in accounts payable and accrued expenses	(49)	22,583	(5,795)	(36,088)
Net cash used by operating activities	(450,732)	(77,004)	(328,655)	(421,740)

Cash flows from Investing Activities:
Acquire Oil & Gas Properties	-	(57,850)		-14000
Deposits made on Oil & Gas Properties	(82,000)			(82,000)
Bank CD pledged for Letter of Credit			(144,000)
Interest earned on Bank CD pledged for Letter of Credit			(1,226)
Interest in Colombian Deposits			(1,116,791)
Investments made on Colombian Oil & Gas Properties			(52,344)
Capital expenditures			(17,717)
Net cash used in investing activities	(82,000)	(57,850)	(1,332,078)	(96,000)

Cash flows from Financing Activities:
Payments made on behalf of Company	22,687	65,899		18,399
Proceeds from sale of LLC interests	100,000	100,000		130,000
Proceeds from issuance of Unsecured Convertible Debenture			1,100,000
Payment of Debt Offering Costs			(55,000)
Proceeds from issuance of Secured Convertible Debenture			250,000
Proceeds from payment on Stock Purchase Notes Receivable			250
Proceeds from issuance of Stock and Warrant Units	30,000		860,250
Proceeds from issuance of Common Stock			427,500
Proceeds from issuance of Convertible Debenture	349,000			349,000
Proceeds from issuance of Promissory Note			13,046
Payments on Promissory Notes			(1,087)
Net cash provided by financing activities	501,687	165,899	2,594,959	497,399

Effect of exchange rate on cash and cash equivalents			(31,795)

Net increase (decrease) in cash and cash equivalents	(31,045)	31,045	902,431	(20,341)

Cash and Cash equivalents beginning of the year	31,045	-	-	31,045

Cash and Cash equivalents at end of year	$0	$31,045	$902,431	$10,704

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Payments for Interest	0	0	$21,171	$-
Cash Payment for Taxes	0	0	-	-

Non-Cash Transactions:
Contribution of Osage Well interest		$57,850
Shares issued for Stock Purchase Note Receivable	$470,875
Shares issued with Secured Convertible Debenture			250,000
Purchase of truck for Promissory Note			13,046
Shares issued upon conversion of Secured Convertible Debenture
and accrued interest			275,000

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC. AND SUBSIDIARY
NOTES TO CONSOILDATED FINANCIAL STATEMENTS
For the Years ended December 31, 2006 and 2005
And the Nine and Three Months ended September 30, 2007 and 2006 (unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BUSINESS COMBINATION

Osage Exploration and Development, Inc. ("Osage" or "the Company") is an independent energy company engaged primarily in the acquisition, development, production and the sale of oil, gas and natural gas liquids. The Company's production activities are located in the United States of America. The principal executive offices of the Company are located at 888 Prospect Street, Suite 210, La Jolla, CA 92037. Osage was organized September 9, 2004 as Osage Energy Company, LLC, (“Osage LLC”) an Oklahoma limited liability company. On April 24, 2006 we merged with a non-reporting, Nevada corporation trading on the pink sheets, Kachina Gold Corporation, which was the entity that survived the merger, through the issuance of 10,000,000 shares of our Common Stock. The merger has been accounted for as a recapitalization of Osage LLC rather than a business combination. Accordingly, no pro forma disclosure is made. The historical financial statements are those of Osage LLC.

The Nevada shell corporation had been incorporated under the laws of Canada on February 24, 2003 as First Mediterranean Gold Resources, Inc. The domicile of the company was changed to the State of Nevada on May 11, 2004. On May 24, 2004, the name of the company was changed to Advantage Opportunity Corp. On March 4, 2005, the Company changed its name to Kachina Gold Corporation (“KGC”). On April 24, 2006 Kachina Gold Corporation merged with Osage Energy Company, LLC, and on May 15, 2006 changed its name to Osage Energy Corporation. On July 2, 2007, the Company changed its name to Osage Exploration and Development, Inc. and changed its domicile to the State of Delaware.

The Company has incurred significant losses and had negative cash flow from operations in each of the last two years and has an accumulated deficit of $1,654,051 (unaudited) at September 30, 2007 and $648,166 at December 31, 2006. Substantial portions of the losses are attributable to legal and professional fees as well as interest expense. The Company's operating plans require additional funds that may take the form of debt or equity financings. There can be no assurance that any additional funds will be available. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations and obtaining additional financing.

Management of our Company has undertaken steps as part of a plan to improve operations with the goal of sustaining our operations for the next twelve months and beyond. These steps include (a) increasing our current production; (b) controlling overhead and expenses and (c) raising additional capital and/or obtaining financing.

There can be no assurance the Company can successfully accomplish these steps and it is uncertain the Company will achieve a profitable level of operations and obtain additional financing. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all. In the event we are unable to continue as a going concern, we may elect or be required to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy. To date, management has not considered this alternative, nor does management view it as a likely occurrence.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

The unaudited financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities Exchange Commission.  The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the accompanying audited financial statements and footnotes included in this filing.  The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Osage and its wholly owned subsidiary, Osage Energy Company, LLC. Accordingly, all references herein to Osage or the Company include the consolidated results. All significant inter-company accounts and transactions were eliminated in consolidation.

RISK FACTORS RELATED TO CONCENTRATION OF SALES AND PRODUCTS

The Company's future financial condition and results of operations will depend upon prices received for its oil and natural gas and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond the Company's control. These factors include worldwide political instability (especially in the Middle East), the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand and the price and availability of alternative fuels.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management used significant estimates in determining the carrying value of its oil and gas producing assets and the associated depreciation and depletion expense related to sales' volumes. The significant estimates included the use of proved oil and gas reserve volumes and the related present value of estimated future net revenues there-from (See Note 20:: Supplemental Information About Oil and Gas Producing Activities).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial assets and liabilities in accordance with US GAAP. For certain of the Company's financial instruments, including accounts receivable (trade and related party), notes receivable and accounts payable (trade and related party), and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts owed for notes payable also approximate fair value because interest rates and terms offered to the Company are at current market rates.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are: cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes are credit-worthy financial institutions. However, the Company’s cash balances have exceeded the FDIC insured levels at various times during 2006 and 2007. The Company did not have any cash balances in excess of federally insured limits as of December 31, 2006. As of September 30, 2007, the Company had $888,446 in cash in excess of federally insured limits. The Company maintains cash accounts only at large, high quality financial institutions and believes the credit risk associated with cash held in back exceeding the FDIC insured levels is remote.

The Company currently sells all of its oil production to one customer, Sunoco, Inc. However, the Company believes it can sell all its production to many different purchasers, most of whom pay similar prices that vary with the international spot market prices. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. The Company had no allowance as of December 31, 2006 and September 30, 2007. The analysis was based on its evaluation of specific customers' balances and the collectibility thereof.

OIL AND GAS PROPERTIES

Osage is an exploration and production oil and natural gas company with proved reserves and existing production. In 2005 we purchased 100% of the working interest in certain producing oil and natural gas leases located in Osage County, Oklahoma, referred to herein as the Osage Property, which property consists of twenty three wells, ten of which are producing, on 480 acres. We operate this property and in 2006, begun a secondary recovery program to increase current production. In January of 2006, we placed a deposit totaling $82,000 on approximately 85% of the working interest of a natural gas property consisting of 640 acres located in Hansford County, Texas owned by Pearl Resources Corp.

We have until June 30, 2008 to fulfill our obligations to the seller, consisting of acquiring two contiguous leases for a total of $128,000, placing $445,180 in escrow for drilling and completing the first well and actual commencement of drilling. If we are unable to fulfill our obligations, the seller has the right to refund 90% of all payments received and void the agreement.

The Company follows the "successful efforts" method of accounting its oil and gas exploration and development activities, as set forth in the Statement of Financial Accounting Standards (“SFAS”) No. 19, as amended, issued by the Financial Accounting Standards Board. Under this method, the Company initially capitalizes expenditures for oil and gas property acquisitions until they are either determined to be successful (capable of commercial production) or unsuccessful. The carrying value of all undeveloped oil and gas properties is evaluated periodically and reduced if such carrying value appears to have been impaired. Leasehold costs relating to successful oil and gas properties remain capitalized while leasehold costs which have been proved unsuccessful are charged to operations in the period the leasehold costs are proved unsuccessful. Costs of carrying and retaining unproved properties are expensed as incurred.

The costs of drilling and equipping development wells are capitalized, whether the wells are successful or unsuccessful. The costs of drilling and equipping exploratory wells are capitalized until they are determined to be either successful or unsuccessful. If the wells are successful, the costs of the wells remain capitalized. If, however, the wells are unsuccessful, the capitalized costs of drilling the wells, net of any salvage value, are charged to operations in the period the wells are determined to be unsuccessful.

The provision for depreciation and depletion of oil and gas properties is computed by the unit-of-production method. Under this method, the Company computes the provision by multiplying the total unamortized costs of oil and gas properties including future development, site restoration, and dismantlement abandonment costs, but excluding costs of unproved properties by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. This calculation is done on a country-by-country basis. As of September 30, 2007, the Company's oil production operations are conducted in the United States of America and in the country of Colombia. The cost of unevaluated properties not being amortized, to the extent there is such a cost, is assessed quarterly to determine whether the value has been impaired below the capitalized cost. The costs associated with unevaluated properties relate to projects which were undergoing exploration or development activities or in which the Company intends to commence such activities in the future. The Company will begin to amortize these costs when proved reserves are established or impairment is determined. Management believes no such impairment exists at December 31, 2006 and September 30, 2007.

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations", the Company reports a liability for any legal retirement obligations on its oil and gas properties. The asset retirement obligations represent the estimated present value of the amounts expected to be incurred to plug, abandon, and remediate the producing properties at the end of their productive lives, in accordance with state laws, as well as the estimated costs associated with the reclamation of the property surrounding. The Company determines the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset's inception, with an offsetting increase to producing properties. Periodic accretion of the discount related to the estimated liability is recorded as an expense in the statement of operations.

The estimated liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells, and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. Revisions to the asset retirement obligations are recorded with an offsetting change to producing properties, resulting in prospective changes to depletion and depreciation expense and accretion of the discount. Because of the subjectivity of assumptions and the relatively long lives of most of the wells, the costs to ultimately retire the Company's wells may vary significantly from prior estimates.

OTHER PROPERTY AND EQUIPMENT

Non-oil and gas producing properties and equipment are stated at cost; major renewals and improvements are charged to the property and equipment accounts; while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

Depreciation for non-oil and gas properties is recorded on the straight-line method at rates based on estimated useful lives ranging from three to fifteen years of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2006 and September 30, 2007, there were no significant impairments of its long-lived assets.

REVENUE RECOGNITION

The Company recognizes revenue upon transfer of ownership of the product to the customer which occurs when (i) the product is physically received by the customer, (ii) an invoice is generated which evidences an arrangement between the customer and the Company, (iii) a fixed sales price has been included in such invoice, and (iv) collection from such customer is probable.

STOCK BASED COMPENSATION

The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123.”  The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.  For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model. For shares issued for services or property, the value is based on the market value for the stock on the date of grant.

No stock options or stock-based awards were issued in 2005, 2006 and the nine months ended June 30, 2007 and thus no compensation expense arising from stock options or stock-based awards was recognized in 2005, 2006 and the nine months ended June 30, 2007.

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be recognized. The Company has recorded a 100% valuation allowance as of December 31, 2006 and September 30, 2007.

EARNINGS PER SHARE

The Company uses SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the numerator is increased by the amount of interest expense attributable to the Convertible Debentures and the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Due to the net loss reported by the Company, the effect of including shares attributable to the conversion of the Convertible Debentures and stock warrants would have been antidilutive. The issuance of these shares has been treated as a recapitalization of the Company. Accordingly, all per share data has been retroactively restated.

NEW ACCOUNTING PRONOUNCEMENTS

Recent Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under the accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for fiscal year, including financial statements for an interim period within the fiscal year. The Company is currently evaluating the impact, if any, that SFAS No. 157 will have on its consolidated financial statements.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB, issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R,” which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We adopted the provisions of SFAS No. 158 for the year end 2006, and the effect of recognizing the funded status in accumulated other comprehensive income was not significant. The new measurement date requirement applies for fiscal years ending after December 15, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February of 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is analyzing the potential accounting treatment.

Other-Than-Temporary Impairment

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 (“the FSP”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and addresses the determination of when an investment is considered impaired, whether the impairment on an investment is other-than-temporary and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of other-than-temporary impairments on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging Issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize other-than-temporary impairment losses when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this statement will not have a material impact on our consolidated financial statements.

Accounting for Uncertainty in Income Taxes

FASB Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. The amount of tax benefits to be recognized for a tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax benefits relating to tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met or certain other events have occurred. Previously recognized tax benefits relating to tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of tax reserves for unrecognized tax benefits, interest and penalties and accounting in interim periods. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. The change in net assets as a result of applying this pronouncement will be a change in accounting principle with the cumulative effect of the change required to be treated as an adjustment to the opening balance of retained earnings on January 1, 2007, except in certain cases involving uncertainties relating to income taxes in purchase business combinations. In such instances, the impact of the adoption of Interpretation 48 will result in an adjustment to goodwill. While the Company’s analysis of the impact of adopting Interpretation 48 is not yet complete, it does not currently anticipate it will have a material impact on the Company’s consolidated financial statements.

Considering the Effects of Prior Year Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”),which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company adopted SAB 108 in the fourth quarter of 2006 with no impact on its consolidated financial statements.

2. ACQUISITION:

In 2005 we purchased 100% of the working interest in certain producing oil and natural gas leases located in Osage County, Oklahoma, referred to herein as the Osage Property, which property consists of ten wells on 480 acres for a total consideration of $103,177. We operate this property and in 2006, begun a secondary recovery program to increase current production.

3. GEOGRAPHICAL INFORMATION

The following table sets forth revenues for the periods reported and assets by geographic location:

	United States	Colombia	Consolidated
September 30, 2007:
Revenues	$225,238	$0	$225,238
Long Lived Assets	126,327	52,344	$178,671

September 30, 2006:
Revenues	$72,187	$0	$72,187
Long Lived Assets	101,373	0	101,373

4. OIL AND GAS PROPERTIES

Oil and gas properties consisted of the following as of December 31, 2006 and September 30, 2007:

	December 31, 2006	June 30, 2007
		(unaudited)

Properties subject to amortization	$103,177	$103,177
Properties not subject to amortization	0	52,344
Capitalized asset retirement costs	13,675	13,675

Accumulated depreciation and depletion	(2,795)	(5,535)

Oil and gas properties, net	$114,057	$163,661

Depreciation and depletion expense totaled $1,664 and $1,131 for 2006 and 2005, respectively and $5,447 and $1,186 for the nine months ended September 30, 2007 and 2006, respectively.

5. COLOMBIAN DEPOSITS

In June 2007, we entered into an agreement (the “Agreement”) with Gold Oil, Plc (“Gold”) and Empesa Petrolera de Servicios y Asesorias, S.A. (“Empesa), whereby we farmed-in to the approximately 165 square mile Rosablanca concession in Colombia awarded by the Agencia Nacional de Hidrocarburos (“ANH”) to Gold in June 2007. In August 2007, we (i) paid $1,200,000 to Gold representing the funds that Gold had previously issued to a trust established by the ANH to use for drilling the first well for the Rosablanaca concession and (ii) issued a letter of credit in the amount of $144,000 for the benefit of Gold’s bank in Colombia representing the guarantee required by the ANH. We anticipate that the total cost of drilling the first well to be approximately $2,500,000 to $3,000,000, of which $1,200,000 has already been deposited in trust with the ANH to be used for the first well. The balance in the trust deposit account as of September 30, 2007 is $1,116,791.

6. DEPOSITS

In January 2006 we placed a deposit totaling $82,000 on approximately 85% of the working interest of a natural gas property consisting of 640 acres located in Hansford County, Texas. The agreement was amended in March 2007 stipulating that unless we acquired a contiguous lease by June 1, 2007 at a cost of $48,000, a second contiguous lease by August 1, 2007 for $80,000 and place $445,180 in escrow for drilling and completing the first well with actual commencement of drilling prior to September 15, 2007, the seller shall have the right to refund 90% of the initial purchase price and void the agreement. In September 2007, the seller provided us with an extension until June 30, 2008 to fulfill all of our obligations under the agreement. Until we raise additional capital, we do not anticipate further investments in this project and as such, the agreement may be voided by the seller at any time after June 30, 2008.

7. BANK CD PLEDGED FOR LETTER OF CREDIT

In August 2007, we placed $144,000 as a certificate of deposit with a bank as collateral for the $144,000 letter of credit required by the ANH as more fully described in footnote 4 above. If we do not complete drilling and testing of the first well in the Rosablanca concession by July 3, 2008, and we do not receive extensions from the ANH, we may lose our entire interest in the concession and the $144,000 letter of credit we previously issued. The balance, including accrued interest, in the Bank CD as of September 30, 2007 is $145,226

8. CONVERTIBLE DEBENTURES

From February 2006 through October 2006, we issued Convertible Debentures with three-year detachable warrants to accredited investors for gross proceeds of $349,000. The Convertible Debentures mature one year from issuance, carried a 10% interest rate and were convertible at $1.20 per share for $263,000 of the Convertible Debentures, $0.75 as to $50,000 of the Convertible Debentures and $0.80 as to $36,000 of the Convertible Debentures. As of December 31, 2006, we had $349,000 of Convertible Debentures outstanding and accrued interest of $20,302. All of the Convertible Debentures, including accrued interest on $337,000 of the Convertible Debentures, converted in January and February 2007 into 362,417 shares of our Common Stock. In May 2007, we paid $1,200 of interest on $12,000 of the Convertible Debentures.

Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, “Application of Issue No. 98-5 in Certain Convertible Instruments,” based on relative fair values of the warrant and the debt, the proceeds from the debt were allocated to the warrant and the debt on a relative fair value basis. We recorded $209,014 upon the issuance of the Convertible Debentures attributable to the beneficial conversion feature as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness. The warrants are exercisable for a period of three years with an exercise price of $2.40, for $299,000 of the Convertible Debentures, and $1.50 as to $50,000 of the Convertible Debenture. Using the Black Scholes pricing model, with volatility of 80.0%, risk-free rate of 4.61% to 5.15% and a 0% dividend yield, the warrants were determined to have a fair value of $138,604 and were recorded as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness.

9. SECURED CONVERTIBLE DEBENTURE

On February 16, 2007, we issued a $250,000 Secured Convertible Debenture and 300,000 shares of common stock to an institutional investor for gross proceeds of $250,000. The Debenture matured July 31, 2007, has a 10% interest rate with a minimum interest amount of $25,000 due at Maturity, and is convertible, in whole or in part, into shares of common stock at a conversion price $0.25 per share. The shares issued in conjunction with the Secured Convertible Debenture were valued at $250,000 based on the price of the stock issued at the most recent private placement offering and were recorded as additional pain in capital. The discount of $250,000 was being amortized using the effective interest rate method over the term of the indebtedness. Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", we recorded an interest expense of $0 upon the issuance of the Secured Convertible Debentures attributable to the beneficial conversion feature as the value of the shares exceeded the face value of the Secured Convertible Debenture. On July 31, 2007, the Secured Convertible Debenture and the $25,000 minimum interest amount were converted into 1,100,000 shares of common stock. The actual effective interest rate, which includes the value of the shares as well as the minimum interest amount of $25,000, was 241.5%.

10. UNSECURED CONVERTIBLE PROMISSORY NOTE

In July 2007, we issued a $1,100,000 unsecured convertible promissory note (“Unsecured Convertible Promissory Note”) to one institutional investor for gross proceeds of $1,100,000. The Unsecured Convertible Promissory Note matures September 30, 2008, has an 8% interest rate, payable in cash quarterly, and is convertible, in whole or in part, into units, with each unit (“Unit”) priced at $1.00 and consisting of one share of common stock and one warrant, exercisable at $1.25 per share maturing three years from issuance. We may prepay the Unsecured Convertible Promissory Note at any time prior to maturity with no penalty. We may, but only at maturity, elect to repay the Unsecured Convertible Promissory Note in Units valued at $1.00 per Unit. Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, “Application of Issue No. 98-5 in Certain Convertible Instruments,” we recorded $1,067,274 upon the issuance of the Unsecured Convertible Promissory Note attributable to the beneficial conversion feature as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness.
11. PROMISSORY NOTE

On April 27, 2007, we purchased a truck to be used by our pumper in our Oklahoma properties by issuing a promissory note (the “Promissory Note”) to a bank secured by the truck. The Promissory Note matures October 27, 2010, has a variable interest rate of Prime plus 1.0%, and has monthly principal and interest payments totaling $366. As of September 30, 2007, the interest rate on the Promissory Note was 9.25%.

The following table summarizes the balance of the note at September 30, 2007:

Promissory Note Outstanding at September 30, 2007	$11,959
Less Current Portion	3,412

$8,547

12. COMMITMENTS AND CONTINGENCIES

ENVIRONMENT

Osage, as owner and operator of oil and gas properties, is subject to various federal, state, and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the owner of real property and the lessee under oil and gas leases for the cost of pollution clean-up resulting from operations, subject the owner/lessee to liability for pollution damages and impose restrictions on the injection of liquids into subsurface strata.

Although Company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasing stringent regulations could require the Company to make additional unforeseen environmental expenditures

The Company maintains insurance coverage that it believes is customary in the industry, although it is not fully insured against all environmental risks.

The Company is not aware of any environmental claims existing as of September 30, 2007, that would have a material impact on its consolidated financial position or results of operations. There can be no assurance, however, that current regulatory requirements will not change, or past non-compliance with environmental laws will not be discovered on the Company's property.

Pursuant to our Agreement with Gold and Empesa, we are considered the operators of the concession and will pay all costs associated with drilling and testing of the first well on the Rosablanca project. If we do not complete drilling and testing of the first well by July 3, 2008, and we do not receive extensions from the ANH, we may lose our entire interest in the concession and the $144,000 letter of credit we previously issued. However, we would be entitled to receive the balance of the $1,200,000 deposit ($1,116,791 as of September 30, 2007) that we have in trust with the ANH. After drilling the first well, we are required to provide the ANH with a budget and program for drilling successive wells. The concession with the ANH shall remain in effect as long as we meet our time obligations to drill each well that we present to the ANH. We anticipate that we will need to raise additional capital to complete the first well.

LAND RENTALS AND OPERATING LEASES

The Company leases office facilities and equipment under month-to-month operating leases. As such, as of December 31, 2006, the Company did not have any future minimum rental payments required under operating leases.

Rental expense charged to operations totaled $3,407 and $0 for 2006 and 2005, respectively and $8,625 and $1,908 for the nine months ended September 30, 2007 and 2006, respectively.

LEGAL PROCEEDINGS

The Company is not a party to any litigation that has arisen in the normal course of its business and that of its subsidiaries.

13. OTHER EQUITY TRANSACTIONS

2006 Unit Offering

On June 15, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Edward Horwich.

On July 13, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Robert Plyler.

Shares Issued for Services

On November 28, 2006, we issued 25,000 shares of common stock to Viewpoint Securities, LLC in full payment for consulting services provided totaling $62,500. The shares were valued using the market price of our stock.

Notes Receivable

On December 28, 2006, we sold 18,835,000 shares of our common stock at a price of $0.025 per share, for a total of $470,875, to the following individuals and entities that paid for the stock through the issuance of a note receivable. The notes receivable have an 8% annual interest rate and principal and interest are due on December 28, 2009. The Notes Receivable had a balance of $470,875 at December 31, 2006. At June 30, 2007, the notes receivable had a balance of $470,625. The issuance of these shares has been treated as a recapitalization of the Company. Accordingly, all per share data has been retroactively restated.

Name	Shares	Note Receivable
Kim Bradford	6,055,500	$151,375
Paul DiFrancesco	3,140,000	$78,500
Babcock Trust	1,900,000	$47,500
Rhone International	1,500,000	$37,500
JK Advisors, Inc.	1,485,000	$37,125
Llanerch, LLC	1,485,000	$37,125
Lafayette Capital, LLC	1,485,000	$37,125
Pointblank Trading, LLC	1,400,000	$35,000
Ran Furman	375,000	$9,375
Variable Assets	10,000	$250

Totals	18,835,000	$470,875

Mr. Bradford, Mr. DiFrancesco, a partner of Mr. Bradford in Catalyst Consulting Partners and Decision Capital Management, LP and Mr. Furman, one of our directors purchased 6,055,000, 3,140,000 and 375,000 shares of our Common Stock, respectively by issuing notes to us in the amounts of $151,375, $78,500 and $9,375, respectively. As a result of this transaction, a total of $239,250 of the $470,875 note, is due from related parties. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes plus accrued interest.

The balance of the note receivable of $231,625, representing, 9,265,000 shares of common stock, were purchased by accredited investors and institutional investors who are not officers or directors of the company.

2007 Unit Offering

In June 2007 and July 2007, for gross proceeds of $925,000, we issued 925,000 shares of common stock and 1,387,500 warrants, exercisable at $1.50 per share expiring on June 30, 2010 to one accredited investor and two institutional investors.

Common Stock Offering

In April and May 2007, we issued 1,187,500 shares of our common stock at a price per share of $0.40 to six accredited investors and entities for a total consideration of $475,000.

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, accredited investors with whom we had a preexisting relationship or institutional investors. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales, with the exception of the 2007 Unit Offering and the 2007 Common Stock Offering, which were made by Viewpoint Securities, LLC, who received commissions totaling $103,000 .

STOCK OPTIONS

As of December 31, 2006, Osage did not have a stock option plan and no stock options were outstanding at December 31, 2006. In June 2007, Osage implemented the 2007 Osage Exploration and Development, Inc. Equity Based Compensation plan. As of September 30, 2007, no stock options, or other securities were issued under the 2007 Plan.

OTHER DILUTIVE SECURITIES

As of September 30, 2007, Osage has outstanding dilutive securities, a summary of such securities follows:

	Range of conversion/exercise Price	Underlying shares of Common Stock	Average remaining contractual life	Weighted Average exercise prices
Warrants granted with financing agreements	$1.50 - $3.00	1,756,917	2.77 years	$1.46

Unsecured Convertible Promissory Note (1)	$1.00	1,100,000

Unsecured Convertible Promissory Note (1)	$1.25	1,100,000	3.0 years from conversion	$1.25

Total		1,756,917

(1)
The Unsecured Convertible Promissory Note matures September 30, 2008 and is convertible into 1,100,000 units, with each unit (“Unit”) consisting of one share of common stock and one warrant, exercisable at $1.25 per share maturing three years from issuance.

A summary of outstanding dilutive securities as of December 31, 2006 is as follows:

	Range of conversion/exercise Price	Underlying shares of Common Stock	Average remaining contractual life	Weighted Average exercise prices
Warrants granted with financing agreements	$1.50 - $3.00	369,417	2.42 years	$2.26

Convertible Debentures	$0.75 - $1.20	347,417

Total		716,834

14. INCOME TAXES

Following is a reconciliation of the Federal statutory rate to the effective income tax rate for the years ended December 31, 2005, December 31, 2006 and the nine months ended June 30, 2007:

	December 31, 2005	December 31, 2006	September 30, 2007
			(unaudited)

Federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	6.0%	6.0%	6.0%
Utilization of NOL carry forward
Effect of valuation allowance	(40.0%)	(40.0%)	(40.0%)

Effective income tax rate	0.0%	0.0%	0.0%

At December 31, 2006, Osage had net operating loss carry forwards of approximately $400,000 which expire at various dates through 2024.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of Osage’s deferred tax assets and liabilities are as follows at December 31, 2006:

2006
Deferred tax assets:

Net operating loss carry forward	$157,510
Less: valuation allowance	(157,510)

Deferred tax liability	$0

The non-current portions of the deferred tax asset and the deferred tax liability accounts offset each other in the Company's consolidated balance sheet.

The Company’s tax obligations began with the acquisition of Osage LLC in April 2006 and as such, the Company didn’t have a deferred tax asset at December 31, 2005 and March 31, 2006. On a pro-forma basis, for the year ended 2005 and the nine months ended September 30, 2007, assuming the Company was an entity subject to taxes since 2005, the effective tax rate would have also been zero.

15. RELATED PARTY TRANSACTIONS

During 2006 and 2005, Osage Exploration and Development, Inc. as well as Osage Energy Company LLC have utilized the services of Franklin Energy Investments, a company owned by Mr. Franklin, one of our directors, for various geological and administrative services. The Company paid $37,650 and $76,150 in 2005 and 2006, respectively for these services. The Company believes that it has paid market rates for these services. In January 2007, the Company entered into a twelve-month consulting agreement with Mr. Franklin for geological services at a cost of $6,000 per month, which as of August 1, 2007, was increased to $8,000 per month, which the Company believes is equivalent to those it may receive from an unaffiliated third party. Effective November 9, 2007, Mr. Franklin became our Chief Geologist pursuant to an employment agreement.

In February, 2007, the Company entered into a four month financial consulting agreement, automatically renewable for another four months, with Mr. Furman, one of our directors, for various financial and accounting advisory services at $6,250 per month, which the Company believes is equivalent to those it may receive from an unaffiliated third party. Effective November 9, 2007, Mr. Furman became our Chief Financial Officer pursuant to an employment agreement.

On February 1, 2007, the Company entered into a month-to-month lease on its corporate headquarters with a company owned in part by Kim Bradford, our President, CEO and Chairman, at $500 per month, which the Company believes to be at market rate.

On December 28, 2006, Mr. Bradford, Mr. DiFrancesco, a partner of Mr. Bradford in Catalyst Consulting Partners and Decision Capital Management, LP and Mr. Furman, one of our directors purchased 6,055,000, 3,140,000 and 375,000 shares of our Common Stock, respectively by issuing notes to us in the amounts of $151,375, $78,500 and $9,375, respectively. As a result of this transaction, a total of $239,250 of the $470,875 note, is due from related parties. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes plus accrued interest.

16. MAJOR CUSTOMER

During the years ended December 31, 2006 and 2005, as well as during the quarter and nine months ended September 30, 2007 and 2006, one customer, Sunoco, Inc., accounted for 100.0% of our total oil and gas sales.

17. ASSET RETIREMENT OBLIGATIONS

The Company recognizes a liability at discounted fair value for the future retirement of tangible long-lived assets and associated assets retirement cost associated with the petroleum and natural gas properties. The fair value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The related accretion expense is recognized in the statement of operations. The provision will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized in income in the period the actual costs are incurred.

There are no legally restricted assets for the settlement of asset retirement obligations. No income tax is applicable to the asset retirement obligation as of December 31, 2006, 2005 or September 30, 2007, because the Company records a valuation allowance on deductible temporary differences due to the uncertainty of its realization. A reconciliation of the Company's asset retirement obligations from the periods presented is as follows:

		September 30,
	December 31, 2006	2007	2006
		(unaudited)	(unaudited)
Beginning Balance	$13,675	$15,043	$13,675
Incurred during the period
Additions for new wells
Accretion expense	1,368	1,134	1,026

Ending Balance	$15,043	$16,171	$14,701

18. CHANGE IN CONTROL OF REGISTRANT

On December 28, 2006, a change of control occurred when Kim Bradford, our CEO and President, along with Ran Furman, one of our directors, Paul DiFrancesco, a partner of Kim Bradford in Catalyst Consulting Partners and Decision Capital Management, LP and other investors entered into a transaction with the Company whereby for a $470,875 promissory note, the Company issued a total of 18,835,000 shares of Common Stock, or approximately 64% of the Company’s outstanding common stock as of December 31, 2006. The promissory notes carry an 8% interest rate, with interest and principal due at maturity, December 2009 and are secured by a pledge of shares issued. In December 2007, Mr. Bradford and Mr. Furman paid in full their notes plus accrued interest. In conjunction with the change of control, on January 23, 2007, Mr. Volk, Jr. resigned as President and CEO of the Company and Mr. Bradford was elected as President and CEO of the Company for a one year term.

19. CHANGE IN DIRECTORS OF REGISTRANT

Effective February 7, 2007, Mr. Lamberson resigned as director of the Company and Mr. Volk and Mr. Franklin elected Mr. Bradford to fill the director vacancy created. Mr. Volk then resigned as a director of the Company and Mr. Bradford and Mr. Franklin elected Mr. Furman to fill the director vacancy created. Mr. Franklin and Mr. Furman then elected to Mr. Bradford to the chairman of the board of the company.

20. SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Osage’s independent engineers, Reddy Petroleum Company, prepared reserve estimates for the year-end reports for 2006. Management cautions that there are many inherent uncertainties in estimating proved reserve quantities and related revenues and expenses, and in projecting future production rates and the timing and amount of development expenditures. Accordingly, these estimates will change, as future information becomes available.

Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual agreements, but not on escalations based upon future conditions

Proved developed reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", as amended, requires disclosure of certain financial data for oil and gas operations and reserve estimates of oil and gas. This information, presented here, is intended to enable the reader to better evaluate the operations of the Company. All of the Company's oil and gas reserves are located in the United States.

The aggregate amounts of capitalized costs relating to oil and gas producing activities and the related accumulated depletion, depreciation, and amortization and valuation allowances as of December 31, 2006 and 2005 are as follows:

	2006	2005
Proved Properties	$103,177	$103,177
Unproved properties being amortized
Unproved properties not being amortized
Capitalized asset retirement costs	13,675	13,675
Accumulated depletion, depreciation, amortization and valuation allowances	(2,795)	(1,131)

	$114,057	$115,721

Estimated quantities of proved developed and undeveloped reserves of crude oil and natural gas, all of which are located within the United States, as well as changes in proved developed and undeveloped reserves during the past two years are indicated below:

	2006		2005
	Oil (BBLS)	Gas (MCF)	Oil (BBLS)	Gas (MCF)
Proved developed and undeveloped reserves:
Beginning of year	150,136	200,271	152,556	200,271
Revisions of previous estimates	11,678	168
Improved recovery
Purchases of minerals in place
Extensions and discoveries
Production	(2.097)		(2.420)
Sales of minerals in place
End of year	159,717	200,439	150,136	200,271

Proved developed reserves:
Beginning of year	150,136	200,271	152,556	200,271
End of Year	159,717	200,439	150,136	200,271

The foregoing estimates have been prepared by the Company from data prepared by an independent petroleum engineer in respect to certain producing properties. Revisions in previous estimates as set forth above resulted from analysis of new information, as well as from additional production experience or from a change in economic factors.

The reserve estimates are believed to be reasonable and consistent with presently known physical data concerning size and character of the reservoirs and are subject to change as additional knowledge concerning the reservoirs becomes available.

There are no reserves attributable to partnership or minority interests at December 31, 2006 or June 30, 2007.

The present value of estimated future net revenues of proved developed reserves, discounted at 10%, were as follows:

	December 31,
	2006	2005
Proved developed and undeveloped reserves (Present value before income taxes)	$6,213,314	$5,476,364

Depletion, depreciation and accretion per equivalent unit of production was $0.47 for the six months (unaudited) ended June 30, 2007, the years ended December 31, 2006 and December 31, 2005 and the six months ended June 30, 2007 and June 30, 2006 (unaudited).

SFAS No. 69, "Disclosures About Oil and Gas Producing Activities", requires certain disclosures of the costs and results of exploration and production activities and established a standardized measure of oil and gas reserves and the year-to-year changes therein.

In addition to the foregoing disclosures, SFAS No. 69 established a "Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves".

Costs incurred, both capitalized and expensed, for oil and gas property acquisition, exploration and development for the years ended December 31, 2006 and 2006 are as follows:

	2006	2005
Property acquisition costs	0	$57,850
Exploration costs - expensed	85,260	52,375
Development costs	0	0
Asset retirement costs	0	0

The results of operations for oil and gas producing activities for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Sales	$100,977	$108,368
Production Costs	85,260	52,372
Exploration Costs
Depletion, depreciation, amortization and valuation allowance	1,664	1,131

Income Tax Provision	5,621	21,946

Results of operations from production activities	$8,432	$32,919

The following information at December 31, 2006, and for the years ended December 31, 2006 and 2005, sets forth standardized measures of the discounted future net cash flows attributable to the Company's proved oil and gas reserves.

Future cash inflows were computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) and using the estimated future expenditures to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions.

Future income tax expenses were computed by applying statutory income tax rates to the difference between pretax net cash flows relating to the Company's proved oil and gas reserves and the tax basis of proved oil and gas properties and available operating loss and excess statutory depletion carryovers reduced by investment tax credits. Discounting the annual net cash flows at 10% illustrates the impact of timing on these future cash flows.

The following table presents the standardized measure of discounted estimated net cash flows relating to proved oil and gas reserves for the years ended December 31, 2006 and 2005:

	2006	2005
Future cash inflows	$10,785,114	$9,792,477
Future production costs	2,035,763	1,650,578
Future development costs	25,000	25,000
Future abandonment costs	92,000	92,000
Future income tax expense	3,452,940	3,209,960

Future net cash flow	5,179,411	4,814,939
10% annual discount for estimated timing Of cash flows	1,488,846	1,024,712
Standardized measure of discounted Future net cash flow	$3,690,565	$3,790,227

The principal changes in the standardized measure of discounted future net cash flows during the year ended December 31, 2006 were as follows:

Extensions
Revisions of previous estimates Price changes	$598,146
Quantity changes	430,668
Change in production rates, timing and Other	(869,779)
Development costs incurred
Changes in estimated future development Costs
Sales of oil and gas, net of production Costs	(15,717)
Accretion of discount
Net change in income taxes	(242,981)
Net Decrease	$(99,662)